Confidential draft submitted to the United States Securities and Exchange Commission on February 14, 2022.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HESPEROS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	8731	47-2107365
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12501 Research Parkway Suite 100

Orlando, FL 32826

(407) 900-5915

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Rose Ann Scanlon

Chief Executive Officer

12501 Research Parkway Suite 100

Orlando, FL 32826

(407) 900-5915

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael B. Kirwan John Wolfel Foley & Lardner LLP One Independent Drive, Suite 1300 Jacksonville, Florida 32202 Phone: (904) 359-2000 Facsimile: (904) 359-8700	Leslie Marlow Hank Gracin Patrick J. Egan Blank Rome LLP 1271 Avenue of the Americas New York, New York 10020 Phone: (212) 885-5000 Facsimile: (212) 885-5001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements as of and for the year ended December 31, 2019 and the nine months ended September 30, 2021 and 2020. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 14, 2022

               Shares

Common Stock

Hesperos, Inc.

This is a firm commitment initial public offering of shares of common stock of Hesperos, Inc. We anticipate that the initial public offering price of our shares will be between $       and $       per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our shares of common stock on The Nasdaq Capital Market under the symbol “      .” Completion of this offering is contingent on the approval of our listing application for trading on the Nasdaq Capital Market. No assurance can be given that our application will be approved.

We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See the section titled “Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Upon completion of this offering, we will be a “controlled company” as defined in the corporate governance rules of the Nasdaq Capital Market and, therefore, we will qualify for, and intend to rely on, exemptions from certain Nasdaq corporate governance requirements.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 81 for additional information regarding underwriters’ compensation.

We have granted a 30-day option to the representative of the underwriters to purchase up to           additional shares of common stock from us solely to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the shares to purchasers on or about          , 2022.

ThinkEquity

The date of this prospectus is             , 2022

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and you should rely only on the information contained in this prospectus or in any such free writing prospectus. We and underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell nor a solicitation of any offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Our logo and some of our trademarks and tradenames are used in this prospectus, including our trademarks “Human-on-a-Chip” and “Human-on-a-Chip Company.” This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

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PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing. As used in this prospectus, unless the context indicates or otherwise requires, the “Company,” “our Company,” “we,” “us,” and “our” refer to Hesperos, Inc.

Our Company

Hesperos, Inc., operating as a Contract Research Organization (“CRO”) has developed a disruptive technology that provides safety and efficacy testing of chemicals and novel therapeutics for the pharmaceutical, cosmetic, and food industries for drug discovery and development using its Human-on-a-Chip® multi-organ, microphysiological system. We are a socially-conscious company that uses our non-invasive, serum-free, multi-organ chip platform (Human-on-a-Chip) systems to provide pre-clinical analytical services with the goal of accelerating drug discovery and general toxicology testing and reducing use of animal testing. Our services primarily focus on systems composed of human cells representing select organs, which can be configured based on customer needs. Our technology and services provide research teams the opportunity to determine how the human body will respond when new drug compounds or drug combinations are introduced for both efficacy and toxicity in the same platform that interlinks organs or organ systems, including: heart, liver, lung, brain, skin, muscle, kidney, gastrointestinal (“GI”) tract, immune, neuromuscular and more. We also offer four basic validated Human-on-a-Chip systems for disease modeling and drug testing: Heart-Liver two-organ model, Neuromuscular (NMJ) junction two-organ model, Heart-Liver-Cancer three-organ model and Heart-Liver Skeletal Muscle Neuron four-organ model. Our platform can target both rare diseases (there are over 7,700 rare diseases but only about 400 have active research programs because of a lack of animal models) and diseases with large patient populations. We have licensed patents from Cornell University and the University of Central Florida to support our systems.

We have funded our operations primarily from grant funding and, to a lesser extent, from revenue generated from services provided to our pharmaceutical and cosmetic industry clients. To date, we have been awarded a total of approximately $25 million in Small Business Innovation Research (SBIR) grants from the National Institute of Health (NIH), with approximately $8.2 million of the funded grants remaining available to use for research through 2024 as of December 31, 2021.

We had net loss of $     million and net income of $0.1 million for the years ended December 31, 2021 and 2020, respectively, and net revenues of $    million and $5.2 million for the years ended December 31, 2021 and 2020, respectively. The Company was incorporated in 2015 and has taken no outside investment to date. One of our founders, Dr. James Hickman, has been the primary funding source for the Company.

Our Business

Our Human-on-a-Chip platform system mimics the process of initial patient evaluation during a clinical trial, where functional human in vitro tissues would be evaluated similar to a patient undergoing medical testing to determine baseline performance metrics. Specific screens for heart rate, respiration, basic cognitive function, reflex tests on muscle and nerve, elimination, and chemical screens for liver, kidney and hematopoietic function have been reproduced for integration in our unique pumpless platform. If anything abnormal is observed in these high-information functional evaluations, additional biomarkers are evaluated much like a blood test administered to a patient. If a chip ceases to function, a “post mortem” examination of the tissue is completed. This approach enables the platform to be utilized not only for acute but also chronic evaluation of drugs non-invasively for periods of up to several months depending on the system. Eventually, we believe additional development could allow each platform to be remotely monitored in real time as shown in Figure 1 below. The number and frequency of biomarker assays would be reduced due to the use of the functional readouts, which mimic heart rate, muscle function, barrier integrity and brain activities, thus reducing costs and increasing efficiency during pre-clinical evaluations. Because of our holistic approach to the process of pre-clinical evaluation, more subtle effects, not just cell death, can be detected in our system.

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Hesperos’ goal is to advance development of, and commercialize, our in vitro system that rapidly and accurately assesses individual human responses to pharmacological agents and cellular constructs. We currently have basic systems being used in our grants and for our commercial customers, but aspects of the repeatability and reliability can be improved by further validation and by automation of fabrication and measurement processes. In addition, new platforms and systems also need to be developed to meet customer demand. Embedding cells from patients of various genetic and racial backgrounds would enable assessment of comparative responses within different patient subpopulations in future embodiments. Ultimately, the device could be exceptionally useful for personalized medicine, leveraging future advancements in induced pluripotent stem cell (iPSC) production and directed differentiation to investigate patient specific drug/counter-measure responses. A personalized medicine platform could advance cancer treatment by predicting an individual patient’s response before initiating therapy. In addition, patient-specific iPSC-derived cellular constructs could reveal personalized responses to viral or bacterial infection.

Our Market

We believe that the current drug development process is inefficient, taking years from candidate compound identification to marketable drug, and incurring very high costs during the process. This inefficiency stems primarily from a significant failure rate of novel therapeutics during pre-clinical animal testing. Moreover, 9 of 10 drugs that appear safe and effective in animals fail in clinical human trials. As a functional, serum-free, interconnected human model, our Human-on-a-Chip system is a platform that provides insight into the efficacy and toxicity of novel therapeutics. Access to this information-rich insight at relatively low cost utilizing our multi-organ platform was simply not previously possible for both common and rare diseases and conditions using conventional methods and models.

Unlike existing animal models that are unable to make reliable predictions of success in the clinic, our human cell-based systems are designed to more accurately predict clinical outcomes and, in the case of rare diseases, can provide models that do not exist or are not feasible due to the high cost of using animals in pre-clinical research. Our technology initially reduces and, ultimately, could eliminate the need for animal models and significantly decrease the cost of drug development overall.

According to Global Industry Analysts, amid the COVID-19 crisis, the global market for Absorption, Distribution, Metabolism, Excretion (ADME) Toxicology Testing was estimated at US$6 Billion in the year 2020. The market is projected to reach a revised size of US$11.1 Billion by 2026, growing at a CAGR of 10.9% over the analysis period. There are only two other multi-organ interconnected cellular chip platforms with 100% flow currently in this commercial space.

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Our Technology

Hesperos’ Human-on-a-Chip system is a multi-organ microphysiological system composed of interconnected chambers for each cell type or barrier tissue of interest. These human organ mimics use either primary (from patient donors) or iPSC-derived cells. Currently our Human-on-a-Chip systems may include up to six different organ types. Microelectrode arrays (MEA) and microcantilevers are used to monitor real time function, including force generation and electrical activity of cells representing the organ mimic over time as test compounds are dosed and circulated throughout the system. These non-invasive readouts of tissue function are direct indicators of cellular health, which reduce reliance on biomarkers that only rely upon cell death as the indication. Each organ model is monitored for up to 28-days in a single system, with recirculating serum-free media allowing real time tracking of functional changes in response to treatments with minimal uncontrolled variables.

Hesperos’ customized services can utilize its phenotypic cellular assays to filter the vast number of hits and leads evaluated on a daily basis by pharmaceutical companies. Moreover, a customized platform can be developed to address a specific need of a customer. As a platform technology, Hesperos can develop many drug discovery applications. However, as a small company, we have limited resources to address this multitude of applications and will initially focus on toxicology studies and analytic drug development services for the pharmaceutical industry, especially for rare diseases. Thus, our near term business strategy is to continue technology development of the Hesperos platform to decrease the cost of each evaluation, demonstrate its utility in specific services that the Company will offer, optimize the platform for reproducibility and scalability and develop other applications in collaboration with a limited number of long-term corporate partners.

Our Competitive Advantages

There are a number of factors that differentiate Hesperos from competitors. The key advantages of Hesperos Human-on-a-Chip® system as compared to other microphysiological systems include:

Single Integrated System

Our system determines simultaneously efficacy and off-target toxicity for both single compound treatments and drug combinations in interconnected, multi-organ human based systems for both parent and metabolite(s) if a competent liver is present. Many of our competitors focus on single organ toxicity. To our knowledge, our device is the only multi-organ system on the market that maintains physiological relationships among components allowing research teams to determine the effectiveness of a drug compound (and its metabolites) while monitoring the effect on other organs in one system.

Flexibility

Our systems may include up to six different organ types, which can each be interchanged to investigate various physiologic, reactions, and types of diseases. Current organ models can include organ mimics for the cardiac system, liver, muscle, kidney and brain in addition to barrier tissues such as the blood-brain barrier, intestine and skin as well as recirculating immune cells.

Scalability

Our patented, pumpless system provides a low volume environment so metabolites can be generated at significant concentrations if a liver is present. By only requiring milligrams of candidate compounds (compared to kilograms required for animal models), our systems allow medicinal chemists to investigate several options prior to scaling development for animal testing or clinical applications. It also allows recirculating cells that normally would be damaged by pumped systems.

Superior Interaction among Components

Our systems recirculate serum-free media, which represents a blood surrogate circulation while maintaining cell viability and differentiation for up to 28-days while maintaining defined components. Serum-free media allow for better definition of mechanistic interactions among organs than serum-containing media.

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Proven Experience of our Founders

Our founders, Drs. Michael L. Shuler and James J. Hickman both have over 30 years of experience with microphysiological systems. Dr. Shuler is recognized in the industry as the founder of the organ-on-a-chip field.

Our Growth Strategy

Our near-term business strategy is to continue technological development of the Human-on-a-Chip system to decrease the cost of each evaluation, demonstrate its utility in specific services, optimize the platform for reproducibility and scalability and develop other applications in collaboration with a limited number of long-term collaboration partners. Our goal is to demonstrate the power of our human-based preclinical models to facilitate the selection of drug candidates, especially at the medicinal chemistry stage, to determine which will be the most likely to succeed in expensive clinical trials. A modest increase in success in clinical trials will greatly reduce the cost of drug development, using current cost estimation procedures. We believe that our services will allow pharmaceutical companies to better determine which drug candidates will likely fail and which will likely succeed which in turn should lead to more life-saving or life-enhancing drugs at lower costs of discovery. We believe our services will be a significant resource to the rare disease community.

Our Human-on-a-Chip systems can provide guidance to pharmaceutical companies about which drugs should be taken into clinical trials and allow cosmetics companies to perform toxicology studies to augment and, we believe, eventually eliminate the use of animal testing. Going forward, we believe our growth plans should allow us to generate substantial business from private and public life sciences companies.

Corporate Information

Hesperos, Inc. was incorporated as a Delaware corporation in 2015. Our principal executive offices are located at 12501 Research Parkway, Suite 100, in Orlando, Florida and our phone number is (407) 900-5915. Our website can be found at www.hesperosinc.com. Our website and the information contained on our website or connected to our website are not and will not be deemed to be incorporated into this prospectus or the Registration Statement of which this prospectus forms a part, and you should not consider such information part of this prospectus or rely on any such information in making your decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an “emerging growth company,” we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	requiring only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” in our filings with the Securities and Exchange Commission, or the SEC;

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, or SOX.

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We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an “emerging growth company.” We will continue to remain an “emerging growth company” until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under SEC rules.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our common stock) or a public float (based on our common stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

We may choose to take advantage of some, but not all, of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards. As a result of this accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Controlled Company Exemption

Upon completion of this offering, we will be a “controlled company” as defined in the corporate governance rules of the Nasdaq Capital Market and, therefore, we will qualify for, and intend to rely on, exemptions from certain Nasdaq corporate governance requirements regarding the number of independent directors on our Board. See “Management—Controlled company exemption” for more information.

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Summary Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our common stock. You should carefully consider the risks described more fully in the section titled “Risk Factors” in this prospectus beginning on page 12, before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. These risks, include, but are not limited to, the following:

Risks Related to the Development of our Human-on-a-Chip System

●	Our success depends upon market acceptance of our platform, our ability to develop and commercialize new services and generate revenues and our ability to identify new markets for our technology;

●	We have historically achieved limited profitability;

●	Our Human-on-a-Chip systems represent new approaches that could result in heightened regulatory scrutiny, including for our customers’ regulatory submissions, or our inability to achieve regulatory acceptance or commercialization of our services;

●	The development of new biopharmaceutical products and services that are used to support FDA regulatory approvals involves a lengthy and complex process and we may be unable to obtain regulatory acceptance for the platforms we are currently developing that require FDA approval;

●	Our experience manufacturing our Human-on-a-Chip systems is limited. Manufacturing issues, including technical or quality issues, may arise that could cause delays in our development programs or increase costs. Furthermore, we may experience delays in regulatory approval of certain of our systems if we do not satisfy applicable manufacturing regulatory requirements;

●	Although FDA approval of our systems is not required, we may never obtain the required FDA acceptance for use of the results of any of our Human-on-a-Chip systems in the United States, and even if we do, we may never obtain regulatory acceptance for or commercialize any of our systems in any foreign jurisdictions, which would limit our ability to realize their full market potential;

●	We may expend our limited resources to pursue certain organ systems and fail to capitalize on organ systems that may be more profitable or for which there is a greater likelihood of success;

●	The industry in which we operate is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products or services that are more effective, less costly, easier to use, or are otherwise more attractive, we may be unable to compete effectively with other companies;

●	Our success will be dependent on acceptance of our platform and services by the pharmaceutical, biotechnology, and cosmetics communities;

●	We rely on licenses from third parties to certain technology and intellectual property rights for some of our services and the licenses we currently have could terminate or expire;

Risks Related to Managing and Growing our Business

●	Our business will be adversely impacted if we are unable to successfully attract, hire and integrate additional employees or contractors;

●	We may require additional funding. Raising additional capital would cause dilution to our existing stockholders and may restrict our operations or require us to relinquish rights to our technologies or to our systems;

●	Our business may be materially and adversely impacted by factors affecting the biopharmaceutical and healthcare industries;

●	Global or regional health pandemics or epidemics, including COVID-19, could negatively impact our business operations, financial performance and results of operations;

●	Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand;

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Risks Related to Protecting our Technology and Intellectual Property

●	We may not be able to adequately defend against piracy of intellectual property in foreign jurisdictions;

●	We may be sued by third parties for alleged infringement of their proprietary rights or misappropriation of intellectual property;

Risks Related to Governmental Regulations

●	Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies;

Risks Related to Operating as a Public Company

●	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members;

●	We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors;

●	If we are unable to implement and maintain effective internal control over financial reporting in the future, our ability to produce accurate financial statements could be impaired, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline;

Risks Related to Investing in Our Common Stock

●	An active trading market may not develop for our securities, and you may not be able to sell your common stock at or above the offering price per share;

●	Certain of our founding stockholders will continue to own a significant percentage of our common stock and will be able to exert significant control over matters subject to stockholder approval;

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public stockholders;

●	If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your investment;

●	We might not be able to maintain the listing of our common stock on the Nasdaq Capital Market;

●	The market price of our common stock may be volatile and may decline regardless of our operating performance, and you may lose all or part of your investments; and

●	Provisions in our charter documents and under Delaware law could make an acquisition of our Company more difficult, limit attempts by our stockholders to replace or remove our current board of directors and limit the market price of our common stock.

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The Offering

Common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any).

Common stock to be outstanding after this offering*	shares (or shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock from us at the public offering price, less underwriting discounts and commissions.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $                           million, or approximately $                           million if the underwriters exercise their option to purchase additional shares to cover over-allotments, based on an assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds from this offering to, among other things, technologically advance and enhance our Human-on-a-Chip system; invest in human intellectual capital; automate a significant number of systems and capabilities in order to increase throughput and attain consistent quality; hire a small business development team, including sales and marketing to target pharmaceutical companies; pursue joint ventures for drug development; acquire complimentary technologies to expand our service offerings; and working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk Factors

Investing in our common stock involves a high degree of risk and purchasers may lose their entire investment. You should read the “Risk Factors” section of this prospectus beginning on page 8 for a discussion of certain factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Capital Market Symbol	We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “ ” No assurance can be given that our shares of common stock will be approved for listing on Nasdaq.

Transfer Agent and Registrar	The transfer agent and registrar for our common stock is .

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*The number of shares of our common stock to be outstanding after this offering is based on shares of common stock as of      , 2022 and excludes the following:

●	shares of common stock issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $ per share;

●	shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share;

●	shares of common stock granted to employees and directors as restricted stock awards vesting over years;

●	shares of common stock reserved for future issuance under our Omnibus Incentive Plan; and

●	shares of common stock issuable upon the exercise of the Representative’s Warrants.

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SUMMARY SELECTED FINANCIAL DATA

The following tables summarize our selected financial data for the periods and as of the dates indicated.

We have derived the following summary of financial data for the years ended December 31, 2021 and 2020 from our audited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following tables set forth our statement of operations for the years ended December 31, 2021 and 2020, and our balance sheet data as of December 31, 2021. Our balance sheet data is given:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the issuance and sale of shares of our common stock in this offering at the public offering price of per share.

You should read the following summary of financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and our financial statements and the related notes included elsewhere in this prospectus.

Statement of Operations Data

	December 31, 2021	December 31, 2020
REVENUES
Grant revenue		$4,754,641
Commercial revenue		487,735

Total Revenues		5,242,376

Cost of Revenues		3,748,360

Gross Profit		1,494,016

Operating Expenses
General and administrative		1,576,718
Total Operating Expenses		1,576,718

Loss from Operations		(82,702)

Other Income (Expense)
Other income		17,419
Forgiveness of notes payable – PPP loan		244,800
Interest expense		(114,804)
Total Other Income (Expense), Net		147,415

Net Income		$64,713

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Balance Sheet Data

December 31, 2021
	Actual	As adjusted (1)

ASSETS
Cash and cash equivalents	$
Total Current Assets

TOTAL ASSETS	$

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities

Long-Term Liabilities
TOTAL LIABILITIES

TOTAL STOCKHOLDERS’ EQUITY

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$

(1) Gives further effect to the sale of            shares of common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting fees and commissions and estimated offering expenses payable by us. This information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the price per range set forth on the cover page of this prospectus, would increase or decrease the amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the amount of each of cash and cash equivalents, working capital, total assets and stockholders’ equity by $              million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be harmed. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to the Development of our Human-on-a-Chip System

Our success depends upon market acceptance of our platform, our ability to develop and commercialize new services and generate revenues and our ability to identify new markets for our technology.

We have had limited commercial sales of our Human-on-a-Chip systems to date. Our success will depend on the acceptance of our Human-on-a-Chip systems and services in the pharmaceutical and cosmetics markets. We are faced with the risk that the marketplace will not be receptive to our systems and services over competing systems and services and that we will be unable to compete effectively. We cannot assure that our current systems or any future systems, products, and services, will successfully support the services we envision offering or gain broad market acceptance. If the market for our currently contemplated services fails to develop or develops more slowly than expected, or if any of the services and standards supported by us do not achieve or sustain market acceptance, our business and operating results would be materially and adversely affected.

We have historically achieved limited profitability.

To date, we generate revenue primarily through the receipt of grants. We have limited profitable operations and have generated minimal cash flow from operations since incorporation. There is no assurance that profitable operations, if achieved, could be sustained on a continuing basis. Further, our future operations are dependent on the success of our efforts to raise additional capital, our research and commercialization efforts, regulatory acceptance, and, ultimately, the market acceptance of our products.

Our Human-on-a-Chip systems represent new approaches that could result in heightened regulatory scrutiny, including for our customers’ regulatory submissions, or our inability to achieve regulatory acceptance or commercialization of our services.

Our future success is dependent on the continued development of our Human-on-a-Chip systems. Because these systems represent a new approach to determining individualized responses to pharmacological agents, developing and commercializing our systems subject us to a number of unique challenges, including:

●	obtaining acceptance of the use of the results from some of our envisioned services for clinical trials that support drug approvals from the FDA and other applicable regulatory authorities who have limited experience with organ-on-chip technology;

●	developing and deploying consistent, reliable, and validated processes for manufacturing Human-on-a-Chip systems for use with services supporting pre-clinical feasibility studies;

●	sourcing supplies for the materials used to manufacture Human-on-a-Chip systems;

●	establishing sales and marketing capabilities to penetrate markets and gain market acceptance; and

●	developing systems for organs and types of diseases beyond those initially addressed by our current systems.

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The regulatory acceptance for novel systems such as ours that will be used to support FDA regulatory approvals can be more expensive and take longer than for other, better known or extensively studied products. Although our services are not currently subject to regulation by the FDA, we are developing novel methods of research and testing for drug efficacy in which there is little clinical experience with new endpoints and methodologies, and there is a heightened risk that our future services may be subject to the FDA, European Medicines Agency (EMA), or comparable foreign regulatory bodies. There is no guarantee that these regulatory bodies would consider our systems to provide meaningful results, or accept them as part of the drug approval process, and that could materially affect our ability to commercialize our technology.

The development of new biopharmaceutical products and services that are used to support FDA regulatory approvals involves a lengthy and complex process and we may be unable to obtain regulatory acceptance for any of the platforms we are currently developing.

Each of our Human-on-a-Chip systems continue to be further developed and will require additional financial resources, testing, manufacturing scale-up and regulatory acceptance prior to being ready for wide-spread use in connection with certain of the applications of our services. This process can take years of effort without any assurance of ultimate success. Our development efforts could be delayed or could fail for many reasons, including:

●	the failure of our systems in preclinical studies, including failing to demonstrate sufficient durability and functionality to support further development activities; the inability to satisfy regulatory requirements;

●	adverse reactions;

●	insufficient preclinical trial data to support the effectiveness or superiority of our systems;

●	our inability to manufacture sufficient quantities of our platform for our service activities in a timely and cost-efficient manner;

●	our failure to obtain, or delays in obtaining, the required regulatory acceptance for our systems when necessary, the facilities or the process used to manufacture our systems;

●	changes in the regulatory environment, that make development of a new platform or of an existing platform for a new indication no longer attractive; and

●	the development of a competitive platform or service.

We cannot provide any assurance that the preclinical studies we perform using our systems will receive regulatory acceptance. Even if our systems did receive the required regulatory acceptance, there can no assurance that we could provide for the effective marketing and sale of such services, either by ourselves or in partnership with others. Accordingly, our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in an early stage of drug development research services.

Our experience manufacturing our Human-on-a-Chip systems is limited. Manufacturing issues, including technical or quality issues, may arise that could cause delays in our development programs or increase costs.

Manufacturing our Human-on-a-Chip systems is complicated and presents novel technical challenges. We may encounter problems achieving adequate quantities and quality of clinical-grade materials, especially in the future if we determine it is necessary to meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

To date, we have not yet scaled up manufacturing processes beyond the scale used for research and nonclinical studies. The time and efforts required for us to develop and validate our manufacturing process to support clinical use may delay or impair our ability to move beyond pre-clinical feasibility studies.

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In order to manufacture any of our Human-on-a-Chip systems on a commercial scale in the future, we will need to bolster our quality control and quality assurance capabilities, including by augmenting our manufacturing processes and adding personnel. We also may encounter problems hiring and retaining the experienced scientific and manufacturing personnel needed to operate our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements. As we engage in scale-up manufacturing of any approved devices and services, we may encounter unexpected issues relating to the manufacturing processes, stem cell availability, or the quality, purity or stability of the cells in the platform, and we may be required to refine or alter our manufacturing processes to address these issues. Resolving these issues could result in significant delays and may result in significantly increased costs.

It is often the case that early stage research is conducted with materials that are not manufactured pursuant to the FDA’s current Good Manufacturing Practice (cGMP) regulations and which are not subject to the same level of analysis that would be required for clinical grade material. We may encounter difficulties in translating the manufacturing processes used to produce research grade materials to cGMP compliant processes, and any changes in the manufacturing process may affect the efficacy profile of our systems. In addition, because early stage, pilot manufacturing is often done on a small scale, we may face challenges scaling up any early stage manufacturing to the scale necessary to support supply for future demand of our services. If we are not able to establish manufacturing or related processes in a manner required for further development of our systems, our development plans may be delayed or stalled, and our business may be materially harmed.

Any problems in our manufacturing process could make us a less attractive collaborator for potential partners, including pharmaceutical companies, cosmetics companies, non-profits and academic research institutions, which could limit our access to additional attractive development programs.

Our Human-on-a-Chip systems are novel, complex, and can be difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business.

The manufacturing processes used to produce our Human-on-a-Chip systems can be complex, are novel, and have not been extensively validated for commercial use. Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, or disruptions in the operations of our suppliers.

Although FDA approval of our systems is not required, we may never obtain the required FDA acceptance for use of the results of any of our Human-on-a-Chip systems in the United States, and even if we do, we may never obtain regulatory acceptance for or commercialize any of our systems in any foreign jurisdictions, which would limit our ability to realize their full market potential.

In order to eventually market our Human-on-a-Chip systems in any particular foreign jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding efficacy and utility of the platform. Acceptance of our technology by the FDA in the United States, if obtained, does not ensure acceptance by regulatory authorities in other countries or jurisdictions. In addition, services conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory acceptance in one country does not guarantee regulatory acceptance in any other country. Regulatory processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory acceptance could result in additional costs and require additional preclinical studies or validation. We do not have any platform or services that are accepted by regulatory authorities for regulatory evaluation in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory acceptance in international markets. If we fail to obtain regulatory acceptance in international markets, our target market would be limited and our ability to achieve the full market potential of our platform will be unrealized.

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We may expend our limited resources to pursue certain organ systems and fail to capitalize on organ systems that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we have focused our development program on certain organ systems to date. As a result, we may forego, limit, or delay pursuit of opportunities relating to other tissues or organ systems that may later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable services or profitable market opportunities. Our spending on current and future research and development programs and tissues or organ systems may not yield commercially viable services.

The industry in which we operate is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products or services that are more effective, less costly, easier to use, or are otherwise more attractive, we may be unable to compete effectively with other companies.

The biopharmaceutical technology industry is characterized by intense competition and rapid technological change, and we will face competition on the basis of platform or service features, price, and other factors. Competitors may include large medical device companies, academic institutions, pharmaceutical or cosmetic companies and other companies, some of which have significantly greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Our competition may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than ours or may be more successful in attracting potential customers, employees and strategic partners.

Our competitive position will depend on multiple, complex factors, including our ability to achieve regulatory clearance and market acceptance for our platforms and services, develop new services, implement production and marketing plans, secure regulatory approvals for devices under development and protect our intellectual property. In some instances, competitors may also offer, or may attempt to develop, alternative systems that may be delivered without a with a device superior to ours. The development of new or improved products, processes or technologies by other companies may render proposed services less competitive. The entry into the market of manufacturers located in low-cost manufacturing locations may also create pricing pressure, particularly in developing markets. Our future success depends, among other things, upon our ability to compete effectively against current technology, as well as to respond effectively to technological advances or changing regulatory requirements, and upon our ability to successfully implement our marketing strategies and execute our research and development plan. Our research and development efforts are aimed, in part, at solving increasingly complex problems, as well as creating new technologies, and we do not expect that all of our projects will be successful. If our research and development efforts are unsuccessful, our future results of operations could be materially harmed.

Our success will be dependent on acceptance of our platform and services by the medical community and cosmetics community.

Market acceptance of our devices will depend on our ability to demonstrate that the use of our devices is an attractive cost-effective alternative to existing methods of drug and cosmetic development, such as animal testing. Our ability to do so will depend on our customers’ evaluations of pre-clinical efficacy, ease of use, reliability, and cost-effectiveness of our devices.

Risks Related to Managing and Growing our Business

Our business will be adversely impacted if we are unable to successfully attract, hire and integrate additional key employees or contractors.

Our future success depends in part on our ability to successfully attract and then retain additional executive officers and other key employees and contractors to support and scale our research, development and services. Recruiting and retaining qualified scientific and clinical personnel is critical to our success. Competition to hire qualified personnel in our industry is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. If we are unable to attract and retain high quality personnel, our ability to pursue our research and development strategies and continue to commercialize our services will be limited, and our business, prospects, financial condition and results of operations may be adversely affected. Further, we are highly dependent on the research and development expertise of Dr. Hickman, our Chief Scientist, who is employed by us only part-time and who serves as a Professor at the University of Central Florida. If we lose the services of Dr. Hickman, our ability to implement our business strategy successfully could be seriously harmed. Further, the unavailability of Dr. Hickman to us on a full-time basis may impair our ability to grow our business.

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We may require additional funding. Raising additional capital would cause dilution to our existing stockholders and may restrict our operations or require us to relinquish rights to our technologies or to our systems.

Other than certain limited SBIR grants from the NIH, we currently do not have any committed external source of funds and it is uncertain whether our projected revenues will be sufficient to meet our operating requirements in the future. We have based our capital needs on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect if our operating plans change. If our board of directors decides that we should pursue additional research and development activities than already contemplated, we will require additional funding to operate our proposed business, including expanding our facilities and hiring additional qualified personnel, and we would expect to finance these cash needs through a combination of equity offerings, debt financings, government or other third-party funding and licensing or collaboration arrangements.

If we are not able to enhance our reputation and brand recognition, we may not be able to execute our business strategy as planned.

We believe that enhancing our reputation and brand recognition is critical to maintaining our relationships and to our ability to attract new customers and strategic partners. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers, or any adverse publicity surrounding one of our investors or customers, could make it substantially more difficult for us to attract new customers. If we do not successfully enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with existing customers, which would harm our business, results of operations, and financial condition.

We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, and otherwise disrupt our operations and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have an adverse effect on our business, financial condition, and results of operations.

We may seek to acquire or invest in businesses, applications, and services, or technologies that we believe could complement or expand our service offerings, enhance our capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may have difficulty integrating other technologies or other team members, and we may not be able to achieve the intended benefits from any such acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if an acquired business fails to meet our expectations, our business, financial condition, and results of operations may suffer.

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Improper performance of our services will negatively impact our reputation.

The performance of clinical development services is complex and time-consuming. For example, we may make mistakes in conducting a pre-clinical developmental plan that could negatively impact or obviate the usefulness of the services or cause the results of the pre-clinical evaluation to be reported improperly. If the platform results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. Improper performance of our services could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts by or failure to obtain future contracts from the affected client or other clients.

Investigation of clients could result in liability to us.

From time to time, one or more of our clients may be audited or investigated by regulatory authorities or enforcement agencies with respect to regulatory compliance of their clinical trials, programs or the marketing and sale of their drugs. In these situations, we would have provided services to our clients with respect to the pre-clinical evaluation, programs or activities being audited or investigated, and we would be called upon to respond to requests for information by the authorities and agencies. There is a risk that either our clients or regulatory authorities could claim that we performed our services improperly. If our clients or regulatory authorities make such claims against us and prove them, we could be subject to damages, fines or penalties. In addition, negative publicity regarding regulatory compliance of our clients’ clinical trials, programs or drugs could have an adverse effect on our business and reputation.

Our business may be materially and adversely impacted by factors affecting the biopharmaceutical and healthcare industries.

We expect that the majority of our commercial revenue is generated from sales to the biopharmaceutical and healthcare industries. The clients we serve in these industries are subject to financial pressures, including, but not limited to, increased costs, reduced demand for their products, reductions in pricing and reimbursement for products and services, formulary approval and placement, government approval to market their products and limits on the manner by which they market their products, loss of patent exclusivity (whether due to patent expiration or as a result of a successful legal challenge) and the proliferation of or changes to regulations applicable to these industries. To the extent our clients face such pressures, or they change how they utilize our offerings, the demand for our services, or the prices our clients are willing to pay for those services, may decline. Any such decline could have a material adverse effect on our business, operating results and financial condition.

Global or regional health pandemics or epidemics, including COVID-19, could negatively impact our business operations, financial performance and results of operations.

Our business and financial results could be negatively impacted by COVID-19 and its variants or other pandemics or epidemics. The severity, magnitude and duration of the COVID-19 pandemic is uncertain, rapidly changing and hard to predict. During 2020 and 2021, COVID-19 significantly impacted economic activity and markets around the world, and it could continue to negatively impact our business in numerous ways, including but not limited to those outlined below:

●	disruptions or uncertainties related to the COVID-19 outbreak for a sustained period of time could result in delays or modifications to our strategic plans and initiatives and hinder our ability to achieve our business objectives. For example, certain materials, such as live cells, necessary to complete active projects have been difficult to acquire due to disruptions in the global supply chain. Further disruptions to the global supply chain and our ability to obtain materials necessary for our operation would adversely affect our business objectives.

●	illness, travel restrictions or workforce disruptions could negatively affect our research and other business processes. For example, customer receivables and internal operations have been delayed or suspended with respect to completed and active contract work due to personnel absence as a result of exposure to the virus or the need to care for dependents that may have been exposed. These delays have delayed our expectations for the completion of active projects and may further adversely affect our planned timelines.

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●	government or regulatory responses to pandemics could negatively impact our business. Mandatory lockdowns or other restrictions could materially adversely impact our operations and results.

●	the COVID-19 outbreak has increased volatility and pricing in the capital markets and volatility is likely to continue which could have a material adverse effect on our ability to obtain debt or equity financing to fund operations. Economic uncertainties or downturns in the general economy or the healthcare industry in general could disproportionately affect the demand for our service offerings and materially adversely affect our results of operations.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by COVID-19, and the duration of such impact, may be difficult to assess or predict, the widespread pandemic has resulted in significant disruption of global financial markets, which could reduce our ability to access capital and negatively affect our future liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 and related government orders and restrictions could materially affect our business and the value of our common stock. If the NIH should divert research funding to other areas or if the cosmetics industry or pharmaceutical industry reduced funding for their studies and pre-clinical feasibility trials, it would material affect our business, financial condition and results of operations. The COVID-19 pandemic continues to evolve rapidly. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change.

These and other impacts of the COVID-19 or other global or regional health pandemics or epidemics could have the effect of heightening many of the other risks described in this “Risk Factors” section. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. The ultimate impact of these disruptions also depends on events beyond our knowledge or control, including the duration and severity of any outbreak and actions taken by parties other than us to respond to them. Any of these disruptions could have a negative impact on our business operations, financial performance and results of operations, which impact could be material.

Risks Related to Protecting Our Technology and Intellectual Property

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend largely upon our intellectual property. To date, we have 13 patents issued and six patent applications pending in the U.S., with two of the pending applications jointly-owned by us and the University of Central Florida. We also have 17 patents issued and four patent applications pending outside the U.S., with three of the pending applications jointly-owned by us and the University of Central Florida. All of the issued patents are solely owned by the University of Central Florida and licensed to us. We take reasonable steps to protect our intellectual property, especially when working with third parties. However, the steps we take to protect our intellectual property rights may be inadequate. For example, other parties, including our competitors, may independently develop similar technology, duplicate our services, or design around our intellectual property and, in such cases, we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights.

We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our technology or proprietary information, or provide us with any competitive advantages. Moreover, we cannot guarantee that any of our pending patent applications will issue or be approved. The United States Patent and Trademark Office and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process and after a patent has issued. There are situations in which noncompliance can result in abandonment or lapse of the patent, or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market, which would have a material adverse effect on our business. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which we conduct business. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights.

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In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Negative publicity related to a decision by us to initiate such enforcement actions against a client or former client, regardless of its accuracy, may adversely impact our other client relationships or prospective client relationships, harm our brand and business, and could cause the market price of our common stock to decline. Our failure to secure, protect, and enforce our intellectual property rights could adversely affect our brand and our business.

We rely on licenses from third parties to certain technology and intellectual property rights for some of our services and the licenses we currently have could terminate or expire.

Some of our business services rely on technology or intellectual property rights owned and controlled by others. Our licenses to this technology or these intellectual property rights could be terminated or could expire. We may be unable to replace these licenses in a timely manner. Failure to renew these licenses, renewals of these licenses on less advantageous terms, or termination of these licenses may limit the amount and type of services that we may provide depending on the intellectual property rights relied upon by our services and could harm our operating results and financial condition.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

We have patent applications that were generated through the use of U.S. government funding or grants, including grants from the NIH, and may acquire or license in the future intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third-party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercised its march-in rights in our future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

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We may not be able to adequately defend against piracy of intellectual property in foreign jurisdictions.

Considerable research in drug research and development is being performed in countries outside of the United States, and a number of potential competitors are located in these countries. The laws protecting intellectual property in some of those countries may not provide adequate protection to prevent our competitors from misappropriating our intellectual property. Several of these potential competitors may be further along in the process of product or service development and also operate large, company-funded research and development programs. As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or device commercialization than we are able to achieve. Competitive devices may render any services that we develop obsolete.

We may be sued by third parties for alleged infringement of their proprietary rights or misappropriation of intellectual property.

There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our business. From time to time, third parties may claim that we are infringing upon their intellectual property rights or that we have misappropriated their intellectual property. For example, in some cases, very broad patents are granted that may be interpreted as covering a wide field of drug development systems. As competition in our market grows, the possibility of patent infringement, trademark infringement, and other intellectual property claims against us increases. In the future, others may claim that our Human-on-a-Chip systems and underlying technology infringe or violate their intellectual property rights. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Because patent applications can take years to issue and are often afforded confidentiality for some period of time there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more aspects of our technology and services. Any claims or litigation could cause us to incur significant expenses and, whether or not successfully asserted against us, could require that we pay substantial damages, ongoing royalty or license payments, or settlement fees, prevent us from offering our services or using certain technologies, require us to re-engineer all or a portion of our models, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our clients or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Risks Related to Governmental Regulations

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare and pharmaceutical industries are highly regulated and are subject to changing political, legislative, regulatory, and other influences. Laws and regulations affecting the healthcare and pharmaceutical industries, or changes to existing laws and regulations, including the possible enactment of federal or state health care reforms and possible changes to other federal, state or local laws or regulations affecting the health care and pharmaceutical industries, could create unexpected liabilities for us, cause us to incur additional costs, and restrict our operations. Reforming the healthcare and pharmaceutical industries has been a priority for U.S. politicians, and key members of the legislative and executive branches have proposed a wide variety of potential changes and policy goals. Certain changes to laws could affect our business and results of operations.

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Many healthcare and pharmaceutical laws are complex, and their application to specific products, services and relationships may not always be clear. In particular, many existing or future healthcare laws and regulations may be applied to our systems and service offerings in ways that we do not anticipate, particularly as we develop and release new and more sophisticated solutions. Our failure to accurately anticipate the application of these laws and regulations, or our other failure to comply with them, could create significant liability for us, result in adverse publicity, and negatively affect our business. Some of the risks we face from healthcare regulation are described below:

●	Health Data Privacy Laws. There are numerous federal and state laws related to health information privacy. In particular, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and their implementing regulations, which we collectively refer to as “HIPAA,” include privacy standards that protect individual privacy by limiting the uses and disclosures of personal health information (PHI) and implementing data security standards that require covered entities to implement administrative, physical, and technological safeguards to ensure the confidentiality, integrity, availability, and security of PHI in electronic form. In addition to enforcement actions initiated by regulatory bodies under HIPAA, violations or breaches caused by us or our contractors may result in related claims against us by our clients. If we were to process and maintain PHI on behalf of our covered entity clients, we may be a HIPAA business associate and mandated by HIPAA to enter into written agreements with our covered entity clients — known as Business Associate Agreements (“BAAs”) — that require us to safeguard PHI. BAAs typically include:

●	a description of our permitted uses of PHI;

●	a covenant not to disclose that information except as permitted under the BAA and to require that our subcontractors, if any, are subject to the substantially similar restrictions;

●	assurances that reasonable and appropriate administrative, physical, and technical safeguards are in place to prevent misuse of PHI;

●	an obligation to report to our client any use or disclosure of PHI other than as provided for in the BAA;

●	a prohibition against our use or disclosure of PHI if a similar use or disclosure by our client would violate the HIPAA standards;

●	the ability of our clients to terminate the underlying support agreement if we breach a material term of the BAA and are unable to cure the breach;

●	the requirement to return or destroy all PHI at the end of our services agreement; and

●	access by the Department of Health and Human Services (“HHS”) to our internal practices, books, and records to validate that we are safeguarding PHI.

In addition, we may also be required to maintain BAAs, which contain similar provisions, with our subcontractors that access or otherwise process PHI on our behalf.

We may not be able to adequately address the business risks created by HIPAA implementation, and meet the requirements imposed by HIPAA. Furthermore, we are unable to predict what changes to HIPAA or other laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance.

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In addition to the HIPAA privacy and security standards, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical and other personally identifiable information (“PII”) and many states have adopted or are considering new privacy laws, including legislation that would mandate new privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we are required to comply with them. In addition, the Federal Trade Commission, and analogous state agencies, may apply consumer protection laws to the context of data privacy. For example, the Federal Trade Commission has sanctioned companies for unfair trade practices when they failed to implement adequate security protection measures for sensitive personal information.

Failure by us to comply with any of the federal and state standards regarding patient privacy and/or privacy more generally may subject us to penalties, including significant civil monetary penalties and, in some circumstances, criminal penalties. In addition, such failure may injure our reputation and adversely affect our ability to retain clients and attract new clients.

●	Medical Device Laws. There is a risk that the FDA could develop new guidance that would subject our systems to FDA oversight. If the FDA issues any new guidance that designates any of our current or future systems as medical devices, we would become subject to various requirements under the FDCA and the FDA’s implementing regulations. Depending on the functionality and FDA classification of our analytics applications, we may be required to:

●	register and list our systems with the FDA;

●	notify the FDA and demonstrate substantial equivalence to other devices on the market before marketing our applications;

●	submit a de novo request to the FDA to down-classify our systems prior to marketing; or

●	obtain FDA approval by demonstrating safety and effectiveness before marketing our systems.

The FDA can impose extensive requirements governing pre- and post-market conditions, such as service investigation and others relating to approval, labeling, and manufacturing. In addition, the FDA can impose extensive requirements governing software development controls and quality assurance processes.

We cannot predict the ultimate form of any such guidance or regulation and the potential impact on our tests or materials used to perform our tests. If pre-market review is required, our business could be negatively impacted until such review is completed and clearance to market or approval is obtained. The FDA could require we seek pre-market clearance or approval for our analytical services or require that we stop selling our analytical services. If our analytical services are allowed to remain on the market but there is uncertainty about our analytical services, if they are labeled investigational by the FDA, or if labeling claims the FDA allows us to make are limited, orders may decline. The regulatory approval process may involve, among other things, successfully completing trials and submitting a pre-market clearance notice or filing an application with the FDA. If pre-market review is required by the FDA, there can be no assurance that our analytical services will be cleared or approved on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with our current claims or adequate to support continued use of our analytical services. Ongoing compliance with FDA regulations would increase the cost of conducting our business, and subject us to inspection by the FDA and to the requirements of the FDA and penalties for failure to comply with these requirements. We may also decide voluntarily to pursue FDA pre-market review of our analytical services if we determine that doing so would be appropriate or competitively advantageous.

In the event we are required to or voluntarily choose to become subject to FDA regulation, we may be required to comply with significant regulatory requirements.

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Risks Related to Operating as a Public Company

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (the Exchange Act), the listing standards of Nasdaq and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, our business and financial condition is more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations, and financial condition.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our transition to a public company that is subject to significant regulatory oversight and reporting obligations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we expect to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

●	not being required to have our independent registered public accounting firm attest to our internal control over financial reporting under Section 404 of the Sarbanes Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:

●	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

●	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

●	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our common stock less attractive if we choose to rely on the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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If we are unable to implement and maintain effective internal control over financial reporting in the future, our ability to produce accurate financial statements could be impaired, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

We have not yet established an Audit Committee of our Board of Directors, but we intend to do so prior to consummation of this offering in connection with our application to list our shares of common stock on the Nasdaq Capital Market. Our current directors have limited experience with internal control procedures required of U.S. public companies. We intend to appoint additional directors to our Board, effective as of the consummation of this offering, at least one of whom will be considered an audit committee financial expert.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, we will file periodic reports (Form 10-K’s, Form 10-Q’s and Form 8-K’s), proxy statements and other information with the Securities and Exchange Commission. Upon becoming a public reporting company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. We will also be required to establish and maintain effective disclosure controls. In addition, beginning with our second annual report on Form 10-K following this offering, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Investing in Our Common Stock

An active trading market may not develop for our securities, and you may not be able to sell your common stock at or above the offering price per share.

This is the initial public offering of our securities and there is currently no public market for our common stock.

We intend to apply to list our common stock on the Nasdaq Capital Market. However, we cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market in our common stock or how liquid that market might become. If such a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at the time you wish to sell them, at a price that is attractive to you, or at all.

The trading market for our common stock in the future could be subject to wide fluctuations in response to several factors, including, but not limited to:

●	overall performance of the equity markets and/or publicly-listed technology or healthcare companies;

●	actual or anticipated fluctuations in our net revenue or other operating metrics;

●	changes in the financial projections we provide to the public or our failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet the estimates of securities analysts or the expectations of investors;

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●	the economy as a whole and market conditions in our industry;

●	rumors and market speculation involving us or other companies in our industry;

●	announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	limited trading volume in our common stock due to the large percentage ownership by controlling stockholders;

●	lawsuits threatened or filed against us;

●	recruitment or departure of key personnel;

●	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

●	the expiration of contractual lock-up or market standoff agreements.

Furthermore, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Additionally, moving forward we anticipate having a limited number of shares in our public float, and as a result, there could be extreme fluctuations in the price of our common stock. The offering price per share has been determined through negotiation between us and representatives of the underwriter and may not be indicative of the market prices that prevail after this offering. You may not be able to sell your common stock at or above the offering price per share.

Our management has broad discretion in the use of proceeds from our offering and our use may not produce a positive rate of return.

The principal purposes of our offering are to increase our capitalization and financial flexibility, create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital, and strengthen our position in the market. We will utilize the funds to strengthen our management team, invest heavily in automation of our system to decrease cost and increase reliability and increase our intellectual capital at the Company by hiring experienced personnel. We plan to use the remaining net proceeds for working capital, other general corporate purposes and potential acquisitions. Our management has broad discretion over the specific use of the net proceeds we received in our offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we received in our offering effectively, our business, results of operations, and financial condition could be harmed.

The issuance of additional capital stock in connection with financings, acquisitions, investments, our Omnibus Incentive Plan or otherwise will dilute all other stockholders.

We may need to raise additional capital through equity and debt financings in order to fund our operations. If we raise capital through equity financings in the future, that will result in dilution to all other stockholders. We also expect to grant equity awards to employees, directors, and consultants under our Omnibus Incentive Plan. As part of our business strategy, we may acquire or make investments in complementary companies, platforms, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per-share value of our common stock to decline.

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We do not currently intend to pay dividends on our common stock and, consequently, the ability of common stockholders to achieve a return on investment will depend on appreciation, if any, in the price of our common stock.

You should not rely on an investment in our common stock to provide dividend income. We do not plan to declare or pay any dividends on our capital stock in the foreseeable future. Instead, we intend to retain any earnings to finance the operation and expansion of our business. As a result, common stockholders may only receive a return on investment if the market price of our common stock increases.

Certain of our founding stockholders will continue to own a significant percentage of our common stock and will be able to exert significant control over matters subject to stockholder approval.

Dr. Hickman beneficially owns 83% of our total voting power and after this offering is completed the Company will continue to be controlled by Dr. Hickman. Upon the closing of this offering, Dr. Hickman will beneficially own approximately    % of the voting power of our outstanding Common Stock, or approximately        % if the underwriter exercises its option to purchase additional shares of Common Stock from us in full. After this offering, Dr. Hickman will have the ability to substantially influence us through this ownership position. For example, Dr. Hickman may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. The interests of Dr. Hickman may not always coincide with our corporate interests or the interests of other stockholders, and Dr. Hickman may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders. So long as Dr. Hickman continues to beneficially own a significant amount of our equity, he will continue to be able to strongly influence or effectively control our decisions.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public stockholders;

One of our founding shareholders, Dr. Hickman, beneficially owns more than 50% of our total voting power. Upon the closing of this offering, Dr. Hickman will continue to own a controlling interest in us and we will meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies and we will be eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market. We are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and intend to rely upon, several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

As long as Dr. Hickman owns at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our stockholders would not be afforded the same protections generally as stockholders of other Nasdaq-listed companies for so long as these stockholders are collectively able to control the composition of our board and our board determines to rely upon one or more of such exemptions.

If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your investment.

The initial public offering price is substantially higher than the net tangible book value per share of our securities. Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing shares in this offering will incur immediate dilution of $         per share, based on the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus.

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We might not be able to maintain the listing of our common stock on the Nasdaq Capital Market.

We intend to apply to list our common stock on the Nasdaq Capital Market in connection with this offering. We will not consummate this offering if our application is not approved. However, there can be no assurance that we will be able to maintain the listing standards of that exchange, which includes requirements that we maintain our stockholders’ equity, total value of shares held by unaffiliated stockholders, and market capitalization above certain specified levels. If we fail to conform to the Nasdaq listing requirements on an ongoing basis, our common stock might cease to trade on the Nasdaq Capital Market exchange, and may move to the OTCQB or OTC Pink Markets operated by OTC Markets Group, Inc. These quotation services are generally considered to be markets that are less efficient, and to provide less liquidity in the shares, than the Nasdaq Capital Market.

Future sales of our common stock, or the perception that future sales may occur, may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could materially and adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. The shares of common stock sold in this offering will be freely tradable, without restriction, in the public market, except for any shares sold to our affiliates.

Approximately         shares of common stock may be sold in the public market by our directors and executive officers on or about 366 days after the date of this prospectus, subject to volume and other limitations imposed under the federal securities laws. Approximately         shares of common stock may be sold in the public market by our other stockholders on or about 181 days after the date of this prospectus, subject to volume and other limitations imposed under the federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital through offerings of our common stock. See the section entitled “Shares Eligible for Future Trading” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In addition, as of         2022, we had         shares of unvested restricted common stock that, if fully vested and exercised, would result in the issuance of shares of common stock. All of the shares of common stock and the shares reserved for future issuance under our Omnibus Incentive Plan will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to existing lock-up or market standoff agreements, volume limitations under Rule 144 for our executive officers and directors, and applicable vesting requirements.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to price volatility in our common stock.

Following this offering, investors may purchase our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may in turn, dramatically increase the price of our common stock until investors with short exposure are able to purchase additional common stock to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to the performance or prospects of our common stock and once investors purchase the shares of common stock necessary to cover their short position the price of our common stock may decline.

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If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

Provisions in our charter documents and under Delaware law could make an acquisition of our Company more difficult, limit attempts by our stockholders to replace or remove our current board of directors and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws, include provisions that:

●	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships; and;

●	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our Company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our Amended and Restated Certificate of Incorporation provides that derivative actions brought on our behalf, actions against our directors, officers, employees or agent for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and the stockholders shall be deemed to have consented to this choice of forum provision, which may have the effect of discouraging lawsuits against our directors, officers, other employees or agents.

Our Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or the Company’s Certificate of Incorporation or Bylaws, (d) any action to interpret, apply, enforce or determine the validity of the Company’s Certificate of Incorporation or Bylaws, or (e) any action asserting a claim governed by the internal affairs doctrine. The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Amended and Restated Certificate of Incorporation.

The choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, and may result in increased costs to a stockholder who has to bring a claim in a forum that is not convenient to the stockholder, which may discourage such lawsuits. Although under Section 115 of the DGCL, exclusive forum provisions may be included in a company’s certificate of incorporation, the enforceability of similar forum provisions in other companies’ certificates or incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provision of our Amended and Restated Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements involve a number of risks and uncertainties. Many of the following risks are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. We caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, cost savings, objectives of management, business strategies, success of competing technologies, financing, potential growth and market opportunities, product candidates, clinical trial timing and plans, clinical and regulatory pathways for our development programs, the achievement of clinical and commercial milestones, the advancement of our technologies and our products, and other statements that are not historical facts.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “possible” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our ability to successfully develop our Human-on-a-Chip platform;

●	our ability to generate a profit;

●	our ability to effectively manage growth;

●	our ability to protect our intellectual property and continue to innovate;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our offering;

●	the potential insufficiency of our disclosure controls and procedures to detect errors or acts of fraud;

●	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the success of competing devices or technologies that are or may become available;

●	our potential ability to obtain additional financing;

●	our ability to grow the business due to the uncertainty resulting from the recent COVID-19 pandemic or any future pandemic;

●	our ability to comply with complex and increasing regulations by state and federal authorities;

●	the impact of healthcare reform legislations;

●	our ability to have our securities listed on Nasdaq;

●	our public securities’ potential liquidity and trading;

●	the lack of an established market for our securities;

●	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

●	our anticipated use of the proceeds from this offering; and

●	our financial performance following this offering.

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We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate, and financial trends that we believe may affect our business, prospects, financial condition and results of operations, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

All subsequent written or oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable law. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of            shares of our common stock in this offering will be approximately $           million, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full to cover overallotments, if any, we estimate that our net proceeds will be approximately $           million.

A $1.00 increase in the assumed initial public offering price of $          per share would increase the aggregate net proceeds to us from this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares offered by us would increase the net proceeds to us from this offering by approximately $            million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently anticipate that we will use the net proceeds from this offering, together with our existing resources, as follows:

●	approximately $ to $ to technologically advance and enhance our Human-on-a-Chip system;

●	approximately $ to $ to invest in human intellectual capital;

●	approximately $ to $ to automate a significant number of systems and capabilities in order to increase throughput and attain consistent quality;

●	approximately $ to $ to hire a small business development team, including sales and marketing to target pharmaceutical companies;

●	approximately $ to $ to pursue joint ventures for drug development;

●	approximately $ to $ to acquire complimentary technologies to expand our service offerings; and

●	the remaining amounts to fund working capital and general corporate purposes.

We believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 36 months. The amount and timing of our actual expenditures will depend upon numerous factors, and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the use of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our stock. Pending their use, we plan to invest the net proceeds from this offering in money market funds short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

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DIVIDEND POLICY

We have never declared or paid dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on applicable law and then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents as well as capitalization as of December 31, 2021 as follows:

●	On an actual basis;

●	On an as adjusted basis to give effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, estimated offering expenses payable.

The information below is illustrative only, and our capitalization following the closing of this offering will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table, together with our financial statements and the related notes appearing elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus by us.

As of December 31, 2021
	Actual	As Adjusted
Cash and cash equivalents	$	$
Stockholders’ equity:
Common stock, $0.0001 par value; 10,000,000 authorized shares, issued and outstanding, actual and issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity
Total capitalization	$	$

Each $1.00 increase in the assumed initial public offering price of  $       per share, would increase our cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on the        shares of common stock to be outstanding as of December 31, 2021 and excludes the following:

●	shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share;

●	shares of common stock granted to employees and directors as restricted stock awards vesting over years;

●	shares of common stock reserved for future issuance under our Omnibus Incentive Plan; and

●	shares of common stock issuable upon the exercise of the Representative’s Warrants.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2021 was $      , or $       per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of December 31, 2021.

After giving effect to our issuance and sale of        shares of common stock in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, the as adjusted net tangible book value as of December 31, 2021 would have been approximately $       million, or approximately $        per share. This represents an immediate increase in as adjusted net tangible book value per share of  $       to our existing stockholders and an immediate dilution in as adjusted net tangible book value per share of approximately $       to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share		$
Historical net tangible book value per share as of December 31, 2021	$
As adjusted net tangible book value per share after giving effect to this offering	$
Dilution in as adjusted net tangible book value per share to new investors participating in this offering		$

Each $1.00 increase in the assumed initial public offering price of $       per share would increase the net tangible book value per share after this offering by $       per share and the dilution to new investors purchasing common stock in this offering by $       per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase an additional              shares of common stock in this offering, the as adjusted net tangible book value per share after the offering would be $            per share, the increase in the net tangible book value per share to existing stockholders would be $               per share and the dilution to new investors purchasing our common stock in this offering would be $            per share.

The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of December 31, 2021, and excludes:

●	shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share;

●	shares of common stock granted to employees and directors as restricted stock awards vesting over years ;

●	shares of common stock reserved for future issuance under our Omnibus Incentive Plan; and shares of common stock reserved for future issuance under our Omnibus Incentive Plan; and

●	shares of common stock issuable upon the exercise of the Representative’s Warrants.

To the extent that outstanding exercisable warrants are exercised, you may experience further dilution. If all outstanding exercisable warrants with exercise prices below $       per share were exercised, our as adjusted net tangible book value as of December 31, 2021 (calculated on the basis of the assumptions set forth above) would have been approximately $       million, or approximately $       per share, causing immediate dilution of $       per share to new investors purchasing shares in this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

After completion of this offering, our existing stockholders would own approximately % and our new investors would own approximately % of the total number of shares of our common stock outstanding after this offering.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors			%	$		%	$

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements, and the related notes and other financial information included elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Hesperos, Inc., operating as a CRO, has developed a disruptive technology that provides safety and efficacy testing of chemicals and novel therapeutics for the pharmaceutical, cosmetic, and food industries for drug discovery and development using its Human-on-a-Chip® multi-organ, microphysiological system. We are a socially-conscious company that uses our non-invasive, serum-free, multi-organ chip platform (Human-on-a-Chip) systems to provide pre-clinical analytical services with the goal of accelerating drug discovery and general toxicology testing and reducing use of animal testing. Our services primarily focus on systems composed of human cells representing select organs, which can be configured based on customer needs. Our technology and services provide research teams the opportunity to determine how the human body will respond when new drug compounds or drug combinations are introduced for both efficacy and toxicity in the same platform that interlinks organs or organ systems, including: heart, liver, lung, brain, skin, muscle, kidney, GI tract, immune, neuromuscular and more. We also offer four basic validated Human-on-a-Chip systems for disease modeling and drug testing: Heart-Liver two-organ model, Neuromuscular (NMJ) junction two-organ model, Heart-Liver-Cancer three-organ model and Heart-Liver Skeletal Muscle Neuron four-organ model. Our platform can target both rare diseases (there are over 7,700 rare diseases but only about 400 have active research programs because of a lack of animal models) and diseases with large patient populations. We have licensed patents from Cornell University and the University of Central Florida to support our systems.

We have funded our operations primarily from grant funding and, to a lesser extent, from revenue generated from services provided to our pharmaceutical and cosmetic industry clients. To date, we have been awarded a total of approximately $25 million in Small Business Innovation Research (SBIR) grants from the National Institute of Health (NIH), with approximately $8.2 million of the funded grants remaining available to use for research through 2024 as of December 31, 2021.

We had net loss of $       million and net income of $0.1 million for the years ended December 31, 2021 and 2020, respectively, and net revenues of $       million and $5.2 million for the years ended December 31, 2021 and 2020, respectively. The Company was incorporated in 2015 and has taken no outside investment to date. One of our founders, Dr. James Hickman, has been the primary funding source for the Company.

Impact of COVID-19 Pandemic

The COVID-19 pandemic has created uncertainties in the expected timelines for development stage companies such as ours, including possible delays in research and development activities as well as disruptions in the supply chain for necessary components of our Human-On-a-Chip systems. Such delays could materially impact our business in future periods. For example, certain materials, such as live cells, necessary to complete active projects have been difficult to acquire due to disruptions in the global supply chain. Additionally, customer receivables and internal operations have been delayed with respect to completed and active contracted work due to personnel absence as a result of exposure to the virus or the need to care for dependents that may have been exposed. These delays have delayed expectations for the completion of active projects. Furthermore, the spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. Restricted cash flow as a result of delays to our projects has caused us to suspend efforts to automate certain of our processes. Further delays that affect our ability to access capital may cause us to further suspend operations and would have a negative impact on our ability to generate revenue. Policymakers around the globe have responded with fiscal policy actions to support the healthcare industries and economies as a whole. The magnitude and overall effectiveness of these actions remain uncertain. Accordingly, the extent to which the COVID-19 global pandemic impacts our business, growth prospects and financial condition will depend on future developments, which are highly uncertain and are difficult to predict. These developments include, but are not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or address its impact, U.S. and foreign government actions to respond to the reduction in global economic activity, and how quickly and to what extent normal economic and operating conditions can resume.

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Results of Operations

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

Our financial results for the year ended December 31, 2021 are summarized as follows in comparison to the year ended December 31, 2020:

	December 31, 2021	December 31, 2020
Revenues
Grant revenue	$	$4,754,641
Commercial revenue		487,735
Total Revenues		5,242,376

Cost of revenues		3,748,360

Gross Profit		1,494,016

Operating Expenses
General and administrative		1,576,718
Total Operating Expenses		1,576,718

Loss from Operations		(82,702)

Other Income (expense)
Other income		17,419
Forgiveness of notes payable – PPP loan		244.800
Interest expense		(114,804)
Total Other Income (Expense), Net		147,415

Net Income	$	$64,713

Revenues

Our revenues during the year ended December 31, 2021 were $             as compared to revenues of $5,242,376 during the year ended December 31, 2020. During 2020, revenue included grant revenue of $4,754,641 and commercial revenue of $487,735

Gross Profit

Gross profit for the year ended December 31, 2021 was $             as compared to gross profit of $1,494,016 for the year ended December 31, 2020.

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General and Administrative Expenses

General and administrative [increased/decreased] by $             , or             %, from $1,576,718 for the year ended December 31, 2020 to $             for the year ended December 31, 2021.

Interest and Other Income

We recognized interest expense of $             in 2021 and $114,804 in 2020, representing an [increase/decrease] of $             , or             %, in interest expense for 2021. We recorded other income of $             and $262,219 in the years ended December 31, 2021 and 2020, respectively. In 2020, other income primarily consisted of forgiveness of the PPP loan.

Net Income (Loss)

Our net loss for the year ended December 31, 2021 was $             as compared to net income of $64,713 for the year ended December 31, 2020. Our profitability during 2020 is mainly due to our receipt of additional grant and commercial project revenue and the forgiveness of the PPP Loan, which were slightly offset by the effects of the COVID-19 pandemic on our business.

Liquidity and Capital Resources

For the years ended December 31, 2021 and December 31, 2020, we had cash flows from operations of $              and $182,932, respectively. As of December 31, 2021, we had an accumulated deficit of $             . Since inception, we have funded our operations primarily through equity and debt financings and research grants.

The Company has limited profitable operations and generated minimal cash flow from operations. There is no assurance that profitable operations, if achieved, could be sustained on a continuing basis. Further, the Company’s future operations are dependent on the success of the Company’s efforts to raise additional capital, its research and commercialization efforts, regulatory approvals, and ultimately the market acceptance of the Company’s products.

Notes from Founder

Dr. Hickman has made loans to the Company three separate times. During the year ended December 31, 2015, the Company entered a promissory note with Dr. Hickman to borrow $180,000 at 3.00% interest. The promissory note was paid in full in 2020. During the year ended December 31, 2019, the Company entered a promissory note with Dr. Hickman to borrow $150,000 at 4.00% interest. $75,000 is due upon receipt of an initial refund from the Company’s landlord, and the remaining balance is due on December 31, 2022. During the year ended December 31, 2020, the Company entered a promissory note with Dr. Hickman to borrow $80,000 at 3.00% interest. Monthly payments began ninety days after issuance. The balance is due to be paid in full by the maturity date of December 31, 2022. The outstanding obligation owed to Dr. Hickman totaled $219,771 as of December 31, 2020.

Economic Injury Disaster Loan

Entities negatively impacted by the COVID-19 pandemic were eligible to apply for loans sponsored by the United States Small Business Administration (“SBA”) Economic Injury Disaster Loan (“EIDL Loan”) program. On July 17, 2020, the Company received cash proceeds of $150,000 under this program. The proceeds can be used to fund payroll, healthcare benefits, rent and other qualifying expenses, and the loan is not subject to a loan forgiveness provision. The standard EIDL Loan repayment terms include interest accrues at 3.75% per annum effective July 17, 2020; the payment schedule contains a one-year deferral period on initial principal and interest payments; the loan term is thirty years; and there is no prepayment penalty or fees. The Company pledged all assets of the Company as collateral for the loan. As of December 31, 2020, the amounts outstanding, including accrued interest of $241, totaled $150,000, respectively, and is classified as part of notes payable, non-current on the December 31, 2020 balance sheet. During 2021, the loan amount was increased to $500,000. On January 6, 2021, the SBA announced a one-year extension of the deferral period for loans that commenced in 2020 delaying payments of principal and interest to July 2022.

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Paycheck Protection Program

On April 1, 2020, the Company entered into a loan agreement with a financial institution for a loan of $244,800 pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act enacted on March 27, 2020 (the “CARES Act”). This loan was evidenced by a promissory note dated April 1, 2020 (the “PPP Note”) and had maturity two years from the disbursement date. This loan bore interest at a rate of 1.00% per annum, with the first six months of interest deferred. Principal and interest were payable monthly commencing one year after the disbursement date and could be prepaid by the Company at any time prior to maturity with no prepayment penalties. This loan contained customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan. Upon the occurrence of an event of default, the lender could require immediate repayment of all amounts outstanding under the note. The principal and interest of the loan were repayable in 17 monthly equal installments of $14,593 each. Interest accrued in the first six months is included in the monthly installments. Installments must be paid on the 19th day of each month.

The Company has performed initial calculations for the PPP Note forgiveness according to the terms and conditions of the SBA’s Loan Forgiveness Application and, based on such calculations, expected that the PPP Note would be forgiven in full. In addition, the Company has determined that it is probable the Company will meet all the conditions of the PPP Note forgiveness. As such, the Company has decided that the PPP Note should be accounted for as a government grant which analogizes with International Accounting Standards (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”, however, based on certain interpretations, it is analogous to “probable” in U.S. GAAP under FASB ASC 450-20-20, which is the definition the Company has applied to its expectations of the PPP Note forgiveness. In addition, in accordance with the provisions of IAS 20, government grants shall be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). Therefore, the Company recognized the funding during the periods when qualified expenses were incurred and recorded approximately $245,000 in other income for the year ended December 31, 2020. On March 2, 2021, the Company received notification from the SBA that the PPP Note has been forgiven in its entirety.

We believe the net proceeds from this offering, together with our cash generated from commercial sales and research activity, will enable us to fund our operations through at least thirty-six months. After this offering, however, we will continue seeking additional financing sources from time to time to meet our working capital requirements, make continued investment in research and development and make capital expenditures needed for us to maintain and expand our business. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, or if we expend capital on projects that are not successful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may have to cease our operations. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering.

Working Capital (Deficiency)

	December 31,
	2021	2020
Total Current Assets	$	$791,013
Total Current Liabilities		1,425,330
Working Capital (Deficiency)	$	$(634,317)

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Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for each of the periods presented.

	For the Years Ended December 31,
	2021	2020
Cash flows provided by (used in):
Operating activities	$	$182,932
Investing activities		(6,211)
Financing activities		(306,915)
Net increase (decrease) in cash and cash equivalents	$	$(130,194)

Net cash provided by operating activities

Net cash provided by operating activities was approximately $ and $182,932 for the years ended December 31, 2021 and 2020, respectively. We anticipate our research and development efforts and on-going general and administrative costs will generate negative cash flows from operating activities for the foreseeable future.

Net cash used in investing activities

Net cash used in investing activities was $ and $6,211 for the years ended December 31, 2021 and 2020, respectively. Investing activities during the year ended December 31, 2020 include purchases of equipment of $6,211.

Net cash used in financing activities

Net cash used in financing activities was approximately $ and $306,915 for the years ended December 31, 2021 and 2020, respectively. Our financing sources include notes held by Dr. Hickman and by third parties.

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets

We assess, on an annual basis, the recoverability of the carrying amount of long-lived assets used in continuing operations. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flow expected to be generated by the asset. A loss is recognized when expected future cash flow (undiscounted and without interest) are less than the carrying amount of the asset. The impairment loss is determined as the difference by which the carrying amount of the asset exceeds its fair value. No impairments were recognized during the years ended December 31, 2021 and 2020.

Stock-based Compensation

Our share-based compensation program grant awards include restricted stock awards. The fair value of restricted stock awards is based on the fair value of our common stock on the date of the grant. The fair value of the stock-based awards are then expensed over the requisite service period, generally the vesting period, for each award.

We have periodically granted restricted stock awards to consultants for services, pursuant to our stock plans at the fair market value on the respective dates of grant. Should we terminate any of our consulting agreements, the unvested awards underlying the agreements would be cancelled. For awards granted to consultants and non-employees, compensation expense is recognized over the vesting period of the awards, which is generally the period services are rendered by such consultants and non-employees.

Revenue Recognition

Our revenue is expected to be generated primarily from the sale of research services, including revenue from our Human-on-a-Chip systems and research grant revenue.

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We recognize revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, we recognize revenue when control of our services is transferred to our customers in an amount that reflects the consideration we expect to receive from our customers in exchange for those services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform a five-step process. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when (or as) the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. We only apply the five-step process to contracts when it is probable that the entity will collect consideration it expects to be entitled to in exchange for the goods or services it transfers to the customer.

The Company recognizes revenue when (i) evidence of an arrangement exists, (ii) fees are fixed and determinable, (iii) services have been delivered, and (iv) collectability is reasonably assured. The Company currently generates revenue primarily from government contracts and a few commercial contracts. Government contracts are agreements that provide the Company with payments for certain types of expenditures in return for research and development activities over a contractually defined period. Revenue from government contracts is recognized in the period during which the related costs are incurred, and the related services are rendered, provided that the applicable conditions under the government contracts have been met.

Grant Revenue

Our grant revenues are derived from research programs by various departments of the National Institute of Health (“NIH”).

Grants awarded to us for research and development by government entities are outside the scope of the contracts with customers and contributions guidance. This is because these granting entities are not considered to be customers and are not receiving reciprocal value for their grant support provided to us. These grants provide us with payments for certain types of expenditures in return for research and development activities over a contractually defined period.

We recognize NIH grant revenue as reimbursable grant costs that are incurred up to pre-approved award limits within the budget period. The costs associated with these reimbursements are reflected as a component of cost of revenue expense in the accompanying statements of operations. In the years ended December 31, 2021 and 2020, we recognized grant revenue of $ and $4,754,641, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in the rules and regulations of the SEC. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for any other contractually narrow or limited purpose.

JOBS Act

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

For as long as we remain an emerging growth company under the recently-enacted JOBS Act, we will, among other things:

●	be permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

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●	be entitled to rely on an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

●	be entitled to reduced disclosure obligations about executive compensation arrangements in our periodic reports, registration statements and proxy statements; and

●	be exempt from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

Likewise, so long as we qualify as an emerging growth company, we may elect not to provide certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be materially and adversely affected.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”), which requires the measurement of expected credit losses for financial instruments carried at amortized cost, such as accounts receivable, held at the reporting date based on historical experience, current conditions and reasonable forecasts. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financing Instruments—Credit Losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. On November 15, 2019, the FASB delayed the effective date of FASB ASC Topic 326 for certain small public companies and other private companies. As amended, the effective date of ASC Topic 326 was delayed until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition. The Company does not currently believe the adoption of this standard will have a significant impact on its financial statements, given its history of minimal bad debt expense relating to trade accounts receivable.

In October 2021, the FASB issued ASU 2021-07—Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards. The measurement objective in Topic 718 for share-based awards is fair value based, and the current price input is measured at fair value. This input is used in determining an award’s fair value. The practical expedient in this Update allows a non-public entity to determine the current price of a share underlying an equity classified share-based award using the reasonable application of a reasonable valuation method. The practical expedient in this Update is effective prospectively for all qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application, including application in an interim period, is permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021. The Company is currently evaluating the impact of adopting this guidance.

In November 2021, the Financial Accounting Standards Board issued ASU 2021-10, “Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance,” which requires annual disclosures that increase the transparency of transactions involving government assistance, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The amendments in this update are effective for all entities within the ASU’s scope for financial statements issued for annual periods beginning after December 15, 2021. This ASU will be effective for the Company in the first quarter of fiscal year 2023. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this update on its financial statements.

Except as noted above, the guidance issued by the FASB during the current year is not expected to have a material effect on the company’s financial statements. A variety of proposed or otherwise potential accounting standards are currently under consideration by standard setting organizations and regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, management has not yet determined the effect if any that the implementation of such proposed standards would have on the company’s financial statements.

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BUSINESS

Overview

Hesperos, Inc., operating as a CRO, has developed a disruptive technology that provides safety and efficacy testing of chemicals and novel therapeutics for the pharmaceutical, cosmetic, and food industries for drug discovery and development using its Human-on-a-Chip® multi-organ, microphysiological system. Our systems mimic the process of initial patient evaluation during a clinical trial, where functional human in vitro tissues would be evaluated in the same manner as a human undergoes medical testing to determine baseline performance metrics. Our services allow research teams, including teams at pharmaceutical companies, to leverage our Human-on-a-Chip systems to determine initially how drug compounds and drug combinations will respond in the human body for both efficacy and off-target toxicity. Our services can provide guidance on the choice of which drug to take into clinical trials without the use of costly and time-consuming animal testing and as models for rare diseases that do not have animal models.

The pre-clinical testing our Human-on-a-Chip system provides is customarily carried out through animal testing. Our system uses an in vitro device, in which human organ mimics composed of cells obtained or derived from various human organs and tissues are embedded and maintained in culture conditions (akin to growing cells in a sophisticated petri dish). Our systems are unique in that we have functional readouts that utilize electrical, force and barrier integrity measurements that monitor organ health non-invasively without cell death to mimic clinical function observations such as walking, talking, cardiac function and other non-invasive clinical observations. The ability to link all these organ mimics together in the same recirculating serum-free media (a blood substitute) for up to 28 days with circulated immune cells establishes a platform where diseases such as diabetes, cancer, neurological diseases and a host of rare diseases can be evaluated. We can also provide information on drug-drug interactions for both efficacy and toxicity that is clinically relevant, especially for cancer treatment.

We believe our Human-on-a-Chip systems provide a compelling value proposition to pharmaceutical companies and other entities, including the cosmetic industry. We believe that our technologies benefit drug discovery in human disease areas that are difficult to address using current methodologies, help eliminate animal testing, accelerate preclinical drug discovery and development, reduce risk of clinical failure, predict with greater degrees of confidence and ultimately, significantly reduce the cost of discovering new drugs and especially for repurposing existing drugs. These platforms are uniquely positioned to also tackle development of drugs to treat rare diseases as there are over 7,700 rare diseases but only about 400 are being actively investigated due to a lack of animal models.

Although the majority of our revenue has been derived from SBIR grants from the NIH, we are experiencing increasing revenues from pharmaceutical and cosmetic industry clients. Since our formation, we have been awarded a total of approximately $25 million in research grant funding with approximately $8.2 million remaining available to use for research through 2024 as of December 31, 2021. Currently, we do not perform any internal drug development, although we may pursue it in the future with partners.

Market Opportunity

Drug discovery is complex, capital intensive and is prone to high failure rates. Many current pre-clinical and clinical testing methodologies fail to identify drug liabilities early and cheaply in the drug development process. According to Nature Reviews Drug Discovery, brain and heart toxicity cause 60% of safety-related drug clinical trial failures as a result of the inadequacy of non-human animal models in preclinical toxicology testing (see Nature Reviews Drug Discovery, 13, 419–431 (2014)). In addition, according to Visiongain, an independent research company, persistently high drug failure rates and a trend toward animal-free testing for preclinical drug screening are predicted to create a nearly $12 billion market for cell-based models by 2026 (see Visiongain Report: Cell-based Assay World Industry and Market Prospects 2016-2026).

It takes many years and very large financial investments to develop a new drug. Although there are many factors that contribute to this inefficiency, we believe one major problem is low correlation in many cases between animal models and human response. In particular, the translation of pre-clinical studies based on animal testing often fails to inform successful clinical trials. Nine out of ten drugs that appear safe and effective in animals subsequently fail in human trials.

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Our Solution for Drug Development

Our Human-on-a-Chip system is designed to enable rapid and efficient screening of drug candidates that would otherwise fail later in the drug development process, which can save a pharmaceutical company years and millions of dollars by identifying preclinical failures early in the development process. Our systems mimic the process of initial patient evaluation during a clinical trial, where functional human in vitro tissues would be evaluated in the same manner as a human undergoes medical testing to determine baseline performance metrics. Specific screens for heart rate, respiration, basic cognitive function, reflex tests on muscle and nerve, elimination, and chemical screens for liver, kidney and hematopoietic function are reproduced for integration in our unique pumpless platform. If anything abnormal is observed in these simple, yet high information functional evaluations, additional biomarkers are then evaluated much like a blood test administered to a patient. If a chip ceases to function, a “post mortem” examination of the tissue is completed. This approach enables the platform to be utilized not only for acute but also chronic evaluation of drugs non-invasively for periods of up to several months at a time. The number and frequency of biomarker assays would be reduced due to the use of the functional readouts which mimic heart rate, muscle function, barrier integrity and brain activities, thus reducing costs and increasing efficiency during pre-clinical evaluations. Because of our more holistic approach to the process of pre-clinical evaluation, more subtle effects, not just cell death, can be detected in our kind of system. When new drugs advance from preclinical testing to clinical trials, the ability to view results in real time and correlate the in vivo results to clinical predictions utilizing our pharmacokinetic/pharmacodynamics simulation is valuable because it enhances a drug developer’s ability to iterate without the time and cost associated with more traditional methods.

Human-on-a-Chip Systems

Our Human-on-a-Chip models are multi-organ microphysiological platforms composed of interconnected chambers for each cell type or barrier tissue of interest. These human organ mimics use either primary (from patient donors) or induced pluripotent stem cell (iPSC) derived. Currently consisting of up to six different organ types, microelectrode arrays (MEA) and microcantilevers are used to monitor the real time function including force generation and electrical activity of cells representing the organ mimic over time as compounds are dosed and circulate throughout the system. These non-invasive readouts of tissue function are direct indicators of cell health and reduce reliance on biomarkers that rely on cell death. Each organ model is monitored for up to 28-days in a single system allowing real time tracking of functional changes in response to treatments.

Our Human-on-a-Chip system is capable of multiple applications that can be customized to fit the customer’s needs. Our services can utilize phenotypic cellular assays to filter the vast number of hits and leads evaluated on a daily basis by pharmaceutical companies or be customized to address other specific needs. As a platform technology, there are many drug discovery applications that can be developed. We plan to initially focus on toxicology studies as well as analytic drug development services for the pharmaceutical industry.

Unlike traditional animal testing, research teams will eventually be able to monitor the effects of drug compounds on the organs in the model in real time as shown in Figure 1 below. Our Human-on-a-Chip systems could transmit massive amounts of data in very short amounts of time utilizing current communication systems. We believe that the ability to view results in real time would be valuable to our end-user customers because it enhances a drug developer’s ability to iterate in collaboration with our scientists without the time and cost associated with more traditional methods.

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The primary business focus of Hesperos is on customized systems composed of select organs that can be configured based on customer needs. Our technology and services provide research teams the opportunity to determine how the human body will respond when new drug compounds or drug combination are introduced for both efficacy and toxicity in the same platform that enables interlinked organs, including: heart, liver, lung, brain, skin, muscle, kidney, GI tract, immune, neuromuscular and more.

We currently also offer four basic Human-on-a-Chip models, including: (i) Heart-Liver two-organ model, (ii) Neuromuscular (NMJ) junction two organ model, (iii) Heart-Liver-Cancer three organ model and (iv) Heart-Liver Skeletal Muscle neuron four organ, each as described below:

Heart-Liver Two-Organ Model. Our two-organ Human-on-a-Chip heart-liver model is well-suited for investigations into the efficacy and safety of novel chemicals and biologics as well as their metabolites. The system combines sophisticated, noninvasive functional readouts of cardiomyocyte syncytium contractile force generation, beat frequency, and field potential duration (QT interval surrogate). In its current configuration, this model strives to replace the FDA-ICH approved whole-heart perfusion animal models in drug discovery and development. Additionally, our cardiomyocyte models adhere to the Comprehensive in vitro Proarrhythmia Assay (CiPA) Initiative guidelines concerning torsadogenic potential (TdP) risk. This two-organ model has been characterized for acute cardiotoxicity and hepatotoxicity using noninvasive and endpoint functional and biomarker readouts. This model has been routinely operated for 14 days, and therefore, is well-suited for acute and chronic dosing studies for drug efficacy and safety.

Neuromuscular (NMJ) Junction Two-Organ Model. Our Human-on-a-Chip, two-organ NMJ model is uniquely-suited for investigations into the physiology of NMJ formation, stability and synchronous activity between motoneuron (MN) neurotransmitter release and skeletal muscle (myotubes) contraction. Our microtunnel barrier system (MBS) separates the medium compartments of the MNs and myotubes while facilitating axonal outgrowth and innervation. This unique design allows for drugs to be tested on one or both sides to determine site of action. We have extensively characterized this model’s response to common NMJ disrupting toxins, even reproducing the biphasic dose response of tubocurarine toxin. Additionally, our healthy patient iPSC-derived MNs can easily be substituted for disease patient iPSCs carrying genetic mutations for common NMJ diseases such as amyotrophic lateral sclerosis (ALS).

Heart-Liver-Cancer Three-Organ Model. Our human cancer cell modules are well-suited for investigations into novel chemotherapeutic efficacy and, when integrated with a multi-organ system, for therapeutic index determination. We have characterized a heart-liver-cancer three-organ Human-on-a-Chip model and shown drug efficacy, safety and metabolite formation for monotherapy and combinatorial therapy approaches using multi-drug resistant (MDR) and non-MDR cancer cells.

Heart-Liver Skeletal Muscle Neuron Four-Organ Model. Our four-organ Human-on-a-Chip model has been extensively characterized for baseline physiology using MEA and cantilever-based functional readouts along-side standard biomarker readouts. In this model, we noninvasively monitor cardiomyocyte syncytium contractile force generation, beat frequency, and field potential duration (QT interval surrogate). We also noninvasively monitor skeletal muscle force generation and neuron spontaneous action potential generation. Endpoint assays for liver physiology include albumin and urea production. We also monitor industry standard metrics including cell viability and a range of biomarker readouts based on customer experimental design. This model has been routinely operated for 28 days, and therefore, is well-suited for acute and chronic dosing studies for drug efficacy and safety.

Barrier Tissue Modules

We also offer barrier tissue models that are easily integrated with our standard housing designs. Adding these modules to our platforms enables determination of transport characteristics of novel compounds as well as their responses as toxicity targets. Additional information regarding drug safety for barrier tissues and first-pass metabolism in gastrointestinal tract can also be determined. In the context of disease models, barrier tissues composed of mutant iPSC-derived cells can be incorporated to investigate the role these diseased tissues play in disease pathology and etiology in a controlled, human-based model.

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Blood-Brain Barrier (BBB Model). Our BBB model, composed of human iPSC-derived and primary cells, has been extensively characterized for tight junction-mediated barrier formation and paracellular (passive) and transcellular (active) transport mechanisms. This module is well-suited for investigating the transport rates, transport mechanisms and barrier effects of novel chemicals and biologics.

Gastrointestinal Tract (GI Tract Model). Using either iPSC-derived enterocytes, or immortalized patient biopsy intestinal epithelial cells (hiECs), the absorption and first-pass metabolism characteristics of a novel compound can be determined. Our hiEC model has been characterized for CYP activity and barrier formation.

Kidney Renal Proximal Tubule (RPT Model). Using primary renal proximal tubule cells, the tubular reabsorption or secretion profile of a novel compound can be determined for excretion purposes. Additional data regarding the kidney safety profile of a drug can be collected in the form of barrier integrity changes (noninvasive TEER measurements) and release of the biomarker kidney injury marker-1 (KIM-1).

Skin. Using Strat-M® membranes, a synthetic human skin module, integrated into our multi-organ systems, we can determine the transdermal diffusion of novel compounds applied topically and monitor the effects of the absorbed drugs on organ physiology in the system. We have characterized a heart-liver-skin HoaC model for the effects of topically-applied drugs including hydrocortisone, ketoconazole and diclofenac.

Monocytes/Macrophages. Monocytes can be added to the recirculating medium in our multi-organ systems. These cells (THP-1 monocytes) have been characterized in systems for expression of the lineage markers CCR5, CD14 and CD16 as well as markers of activation including CD11b, CD69 and CD86 following exposure to lipopolysaccharide (LPS) and interferon-gamma (IFN-γ). Additionally, following exposure to LPS and IFN-γ the monocytes have been shown to differentiation into macrophages and adhere to damaged tissue modules. Differential cytokine release profiles have also been characterized in the context inactivated, tissue damage-activated and cytokine storm activated conditions.

Pharmacokinetic/Pharmacodynamic Modeling (CFD Modeling). Our recirculating medium allows for complex pharmacokinetic profiles of compounds and metabolic products through absorption, distribution, metabolism, and elimination (ADME) depending on the organ systems incorporated. We have extensive experience coupling HPLC-MS data with modeling of these systems through computational fluid dynamics (CFD) and other numerical methods to produce pharmacokinetic profiles both in different medium compartments and accumulated in the cells. Coupled with our functional measurements, we have the capabilities to generate Pharmacokinetic-Pharmacodynamic (PK-PD) relationships.

High-Performance Liquid-Chromatography Mass Spectroscopy (HPLC-MS). Using our Agilent Technologies HPLC-MS, we can quantify the concentration of drug in systems at any point during an experiment. Additionally, in any liver-containing HoaC system, we can determine concurrent depletion of parent compound and metabolite generation.

Strengths and Competitive Advantages

We believe that our Human-on-a-Chip systems have the potential to disrupt the current infrastructure in the pre-clinical phase of drug development and address a major unmet need for rare diseases. We believe that our Human-on-a-Chip system should deliver the following key advantages over other competing systems:

Single Integrated System

Our system determines efficacy and off-target toxicity for both single compound treatments and drug combinations in interconnected, multi-organ human based systems. Many of our competitors focus on single organ toxicity. To our knowledge, our device is the only system on the only multi-organ system on the market that maintains physiological relationships among components allowing research teams to determine the effectiveness of a drug compound (and its metabolites) while monitoring the effect on other organs in one system.

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Flexibility

Our systems may include up to six different organ types, which can each be interchanged to investigate various reactions and types of diseases. Current organ models can include the cardiac system, liver, muscle, kidney and brain in addition to barrier tissues such as the blood-brain barrier, intestine and skin as well as recirculating immune cells.

Scalability

The patented, pumpless system better represents in vivo conditions by providing a low volume environment so metabolites can be generated at significant concentrations if a liver is present. By only requiring milligrams of candidate compounds (compared to kilograms required for animal models), our systems allow medicinal chemists to investigate several options prior to scaling development for animal testing or clinical applications. It also allows recirculating cells that normally would be damaged by pumped systems.

Superior Interaction among Components

Our systems recirculate serum-free media, which represents a blood surrogate circulation while maintaining cell viability and differentiation for up to 28-days while maintaining defined components. Serum-free media allow for better definition of mechanistic interactions among organs than serum-containing media.

Proven Experience of our Founders

Our founders, Drs. Shuler and Hickman, both have over 30 years of experience with microphysiological systems. Dr. Shuler is recognized in the industry as the founder of the organ-on-a-chip field.

Growth Strategies

Our near term business strategy is to continue technology development of the Human-on-a-Chip system to decrease the cost of each evaluation, demonstrate its utility in specific services, optimize the platform for reproducibility and scalability and develop other applications in collaboration with a limited number of long-term collaboration partners. Another goal is to demonstrate the power of our human-based preclinical models to facilitate pharmaceutical companies in selecting which drug will be most likely to succeed in clinical trials at the medicinal chemistry stage. A modest increase in success in clinical trials will greatly reduce the cost of drug development. We believe that our services will allow pharmaceutical companies to better determine which drug candidates will likely fail and which will likely succeed which in turn should lead to more life-saving or life-enhancing drugs at lower costs of discovery. We believe our services will be a significant resource to the rare disease community.

We expect to use the proceeds from this offering to expand our capabilities to provide our Human-on-a-Chip analytical systems to pharmaceutical and other drug development companies as a CRO. Specifically, we will:

●	technologically advance and enhance our Human-on-a-Chip system;

●	invest in human intellectual capital;

●	automate a significant number of systems and capabilities in order to increase throughput and attain consistent quality;

●	hire a small business development team, including sales and marketing to target pharmaceutical companies;

●	pursue joint ventures for drug development;

●	acquire complimentary technologies to expand our service offerings; and

●	use the remainder for working capital and general corporate purposes.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

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Properties

Our Company’s offices are in a 14,100 square foot facility located in Central Florida Research Park at 12501 Research Pkwy #100, Orlando, FL 32826. We have leased the facility through February 1, 2028.

Competition

We are subject to general competition from pharmaceutical and biotechnology companies; academic and research institutions; and government or other publicly-funded agencies that are pursuing the development of tissue models and therapeutic products targeted to our potential customers and market opportunities. We believe our success will depend, in large part, on our ability to maintain a first mover advantage and competitive lead in our industry by focusing on customization for customer needs.

The drug discovery industry is dominated by a handful of large global multilateral corporations complemented by hundreds of small to medium sized biotechnology companies while organ-on-a-chip service companies are a newly created market niche. We believe this science has reached a tipping point and has generated a number of niche-focused competitors, most of which have emerged from the University setting.

Competition arises mainly from two sources, traditional cell-based in vitro culture approaches and traditional in vivo animal models and testing from companies like TissUs, Emulate, HuREL, Mimetas, Hepregan, InSphero, CN Bio Innovations, Nortis, Organovo, TARA Biosystems, Scikon, 4Design Bioscience and RegeneMed.

Intellectual Property

Our success will depend in large part on our ability to:

●	obtain and maintain international and domestic patent and other legal protections for the proprietary technology, inventions and improvements we consider important to our business;

●	prosecute and defend our future patents, once obtained;

●	preserve confidentiality of our own and our licensed methods, processes and know-how; and

●	operate without infringing the patents and proprietary rights of other parties.

We intend to seek appropriate patent protection for technology in our research and development programs, where applicable, and their uses by filing patent applications in the United States and other selected countries. We intend for these patent applications to cover, where possible, claims for compositions of matter, medical uses, processes for preparation and formulations.

Our current patent portfolio consists of 41 exclusive and non-exclusive patents licensed from the University of Central Florida (“UCF”) and Cornell University (“Cornell”). Under the terms of these licenses, we owe royalties from sales for services or products that use such licensed patents to the licensing universities. Such royalties range from 1.5% to 0.5% based upon the particular license and the amount of sales. If certain patents are sublicensed, 20% of such sublicense compensation would be owed to the licensor. Until the Company has raised $2 million in equity, UCF has the anti-dilution right to receive additional shares of our common stock to ensure UCF owns at least 2.5% of our equity through such financing. UCF has the right to sell in this offering all or a portion of the shares of our common stock that UCF owns.

Under the terms of the License Agreement by and between us and Cornell University, dated August 31, 2015 (the “Cornell License”), we were granted a non-exclusive right to practice the invention claimed in U.S. Patent No. 8,748,180 (the “‘180 Patent”) in the United States. The ‘180 Patent is directed to a microfluidic device for culturing cells and/or tissue. The ‘180 Patent also contains claims directed to a method of culturing cells or tissues and a method of performing an assay of an effect of a test substance on those cells or tissues. The ‘180 Patent is scheduled to expire no earlier than July 29, 2030. The Cornell License may be terminated by Cornell if we fail to perform or violate any term of the Cornell License upon prior written notice to us by Cornell of a default and failure by us to cure such default within 60 days of receipt of such written notice. Cornell may also terminate the Cornell License immediately upon the filing by us of a claim challenging the validity or enforceability of the ‘180 Patent. Cornell retains all decisions with respect to the filing, prosecution, and maintenance of the ‘180 Patent.

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Under the terms of the License Agreement by and between us and the University of Central Florida Research Foundation, acting as a designee for and instrumentality of us, dated October 6, 2015 (the “UCF License”), as amended on September 16, 2016 and October 30, 2016, we were granted a royalty-bearing, exclusive, sublicensable right to practice the inventions claimed in the table below, including an option to take a license under any inventions conceived of or created by Dr. Hickman subsequent to the October 6, 2015 effective date of the UCF License. The UCF License may be terminated by UCF upon breach of the UCF License by us and by 60 days prior written notice to us by UCF of such breach. UCF received 281,250 shares of our common stock in exchange for the grant.

The following tables describe the UCF intellectual property portfolios with respect to patents with Dr. Hickman as inventor and with Dr. Hickman and UCF as joint owners:

UCF IP Portfolio with James Hickman as Inventor

UCF ID #	Docket #	Serial/Patent #	Title	Inventors	Filing/Issue Date	Status	Scheduled Exp. Date	Annuities
33404	10613-011US2	10,386,360	Bio-microelectromechanical system transducer and associated methods	James Hickman	8/20/2019	Issued	12/3/2030	Current

31821	10613-012US1	8,815,584	Method of co-culturing mammalian muscle cells and motoneurons	James Hickman, Mainak Das	8/26/2014	Issued	TD: 7/27/2031	Current

33024	10613-012US2	9,650,606	Method of co-culturing mammalian muscle cells and motoneurons (CON)	James Hickman, Mainak Das	5/16/2017	Issued	12/7/2030	Current

33675	10613-012US3	10,266,804	Method of co-culturing mammalian muscle cells and motoneurons	James Hickman, Mainak Das	4/23/2019	Issued	4/23/2030	Current

32132	10613-013US1	9,952,204	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo, Maria Stancescu, Mercedes Gonzalez	4/24/2018	Issued	TD: 4/23/2030	Current

33973	10613-014BE1	2585171	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo	12/26/2018	Issued	5/6/2031	Current

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32605	10613-014CA1	2,798,777	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo	9/06/2016	Issued	5/6/2031	Current

33971	10613-014CH1	2585171	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo	12/26/2018	Issued	5/6/2031	Current

33972	10613-014DE1	602011055172.8	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo	12/26/2018	Issued	5/6/2031	Current

32606	10613-014EP1	2585171	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo	12/26/2018	Issued	5/6/2031

33970	10613-014FR1	2585171	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo	12/26/2018	Issued	5/6/2031	Current

33974	10613-014NL1	2585171	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo	12/26/2018	Issued	5/6/2031	Current

33969	10613-014UK1	2585171	Formation of neuromuscular junctions in a defined system	James Hickman, Xiufang Guo	12/26/2018	Issued	5/6/2031	Current

32604	10613-014US1	8,835,168	Synthetic mammalian neuromuscular junction and method of making	James Hickman, Xiufang Guo	9/16/2014	Issued	4/23/2030	Current

33052	10613-014US2	9,267,936	Synthetic mammalian neuromuscular junction and method of screening for a candidate drug thereon	James Hickman, Xiufang Guo	2/23/2016	Issued	TD: 4/23/2030	Current

31820	10613-015US1	9,163,216	Method for culturing skeletal muscle for tissue engineering	James Hickman, Mainak Das, John Rumsey	10/20/2015	Issued	7/27/2031	Current

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33369	10613-015US2	10,160,953	Improved method for culturing skeletal muscle for tissue engineering	James Hickman, Mainak Das, John Rumsey	12/25/2018	Issued	TD: 4/23/2030	Current

31869	10613-017US1	8,828,721	Method of myelinating isolated motoneurons	James Hickman, John Rumsey	9/9/2014	Issued	11/18/2031	Current

32016	10613-019US1	9,404,140	Patterned cardiomyocyte culture on microelectrode array	James Hickman, Peter Molnar, Anupama Natarajan, Maria Stancescu	8/2/2016	Issued	6/2/2033	Current

33468	10613-019US2	15/190,958	Patterned cardiomyocyte culture on microelectrode array	James Hickman, Peter Molnar, Anupama Natarajan, Maria Stancescu	6/23/2016	Pending	No earlier than 11/3/2030

32856	10613-022EP1	2710120	Stable electrically active neurons from adult tissue	James Hickman, Darin Edwards	3/29/2017	Issued	5/17/2032

34566	10613-023US2	16/985,744	Methods, systems and compositions for in vitro cellular models of mammalian systems	James Hickman	8/5/2020	Pending	No earlier than 8/17/2032

33880	10613-026BE1	2951281	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	6/27/2018	Issued	1/30/2034	Current
33306	10613-026CA1	2,899,445	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	7/27/2015	Pending	No earlier than 1/30/2034

33879	10613-026CH1	2951281	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	6/27/2018	Issued	1/30/2034	Current
33878	10613-026DE1	602014027552.4	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	6/27/2018	Issued	1/30/2034	Current
33307	10613-026EP1	2951281	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	6/27/2018	Issued	1/30/2034

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33877	10613-026FR1	2951281	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	6/27/2018	Issued	1/30/2034	Current
33411	10613-026HK1	HK1211976	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	9/20/2019	Issued	1/30/2034	Current

33881	10613-026NL1	2951281	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	6/27/2018	Issued	1/30/2034	Current
33876	10613-026UK1	2951281	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	6/27/2018	Issued	1/30/2034	Current

34458	10613-026US2	16/913,528	Devices and systems for mimicking heart function	James Hickman; Christopher Long; Christopher McAleer; Peter Molnar; Maria Stancescu	6/26/2020	Pending	No earlier than 1/30/2034

33288	10613-029US1	10,935,541	Devices and methods comprising neuromuscular junctions	James Hickman, Christopher Long, Kristen Pirozzi, Alexander Smith	3/2/2021	Issued	6/17/2037	Current

34040	10613-045US1	11,022,605	Multi-Component In Vitro System To Deduce Cell Signaling Pathways By Electronic Stimulation Patterns	James Hickman, Lee Kumanchik, Navaneetha Santhanam	6/1/2021	Issued	11/28/2037	Current

34073	10613-063US1	16/381,660	Model for fluid and mass transport in a recirculating microfluidic system	James Hickman, Christopher Long, Kazi Tasneem	4/11/2019	Pending	No earlier than 4/11/2039

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UCFRF Jointly Owned Portfolio with James Hickman as Inventor

UCF ID #	Docket #	Serial #	Title	Inventors	Filing/Issue Date	Status	Scheduled Exp Date	Joint Owner
34194	10613-052CA1	3,048,884	Pumpless microfluidic organ-on-a-chip system including a functional immune system	James Hickman, Alisha Colon, Daniel Elbrecht, Christopher McAleer, John Rumsey, Trevor Sasserath	6/27/2019	Pending	No earlier than 12/29/2037	Licensee

34198	10613-052EP1	17885858.5	Pumpless microfluidic organ-on-a-chip system including a functional immune system	James Hickman, Alisha Colon, Daniel Elbrecht, Christopher McAleer, John Rumsey, Trevor Sasserath	7/22/2019	Pending	No earlier than 12/29/2037	Licensee

34431	10613-052HK1	62020006877.8	Pumpless microfluidic organ-on-a-chip system including a functional immune system	James Hickman, Alisha Colon, Daniel Elbrecht, Christopher McAleer, John Rumsey, Trevor Sasserath	5/4/2020	Pending	No earlier than 12/29/2037	Licensee

34193	10613-052US1	16/474,768	Pumpless microfluidic organ-on-a-chip system including a functional immune system	James Hickman, Alisha Colon, Daniel Elbrecht, Christopher McAleer, John Rumsey, Trevor Sasserath	6/28/2019	Pending	No earlier than 12/29/2037	Licensee

34172	10613-065US1	16/534,624	Method and system for printing cells to a substrate comprising cell adhesive regions	James Hickman, Megan Aubin, Sandra Rothemund, Frank Alexander	8/7/2019	Pending	No earlier than 8/7/2039	Licensee

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Dr. Hickman has pioneered the concept of functional tissue constructs for skeletal muscle (U.S. Patent Nos. 9,163,216 and 10,160,953), cardiac muscle (U.S. Patent No. 9,404,140), neuromuscular junction (U.S. Patent Nos. 8,815,584; 8,835,168; 9,267,936; 9,952,204; 9,650,606; 10,266,804; CA Patent No. 2,798,777; and EP Patent No. 2585171), and is currently developing one for the lung. The most recent patent application filed by Dr. Hickman (U.S. Patent Application No. 16/985,744) describes compositions, methods, and systems relating to functional in vitro cell culture devices to mimic mammalian organ systems. Key improvements include: serum free media, physiologically functional cells, functional readouts for real time monitoring and PKPD models to predict clinical outcomes. Although we do not own the patents held by UCF and Cornell, we are able to use the patents through the Cornell License and the UCF License.

Besides relying on patents, we also rely on trade secrets, proprietary know-how and continuing innovation to develop and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. We seek protection of these trade secrets, proprietary know-how and any continuing innovation, in part, through confidentiality and proprietary information agreements. However, these agreements may not provide meaningful protection for, or adequate remedies to protect, our technology in the event of unauthorized use or disclosure of information. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

Regulation

Our services are not subject to regulation by the U.S. Food and Drug Administration (FDA). The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, as well as medical devices. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of drug candidates whose pharmaceutical companies may use our services in their pre-clinical trials. We are not reliant on FDA approval of our system, but such approval for certain systems could provide a competitive advantage.

U.S. Government Regulation

The FDA regulates the sale or distribution, in interstate commerce, of medical devices. Devices subject to FDA regulation must undergo pre-market review prior to commercialization unless the device is of a type exempted from such review. Additionally, medical device manufacturers must comply with various regulatory requirements under the Federal Food, Drug and Cosmetic Act and regulations promulgated under that Act, including quality system review regulations, unless exempted from those requirements for particular types of devices. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as recalls, detentions, orders to cease manufacturing and restrictions on labeling and promotion.

Clinical laboratory services are not subject to FDA regulation and, thus, our Human-on-a-Chip platform and related services are not regulated by the FDA. There is a risk that the FDA could develop new guidance that would subject our systems to FDA oversight. If the FDA determines that any of our current or future pre-clinical analytical services are regulated as medical devices, we would become subject to various requirements under the FDCA and the FDA’s implementing regulations.

Pre-clinical studies

The FDA’s good laboratory practices (GLP) regulations do not apply to preclinical feasibility studies conducted in the early phases of product development or nonclinical effectiveness studies. Basic exploratory studies carried out to determine whether a drug candidate has any potential utility are not subject to the FDA’s GLP regulations. A portion of our facility has GLP compatibility so we may move our services toward more clinical applications.

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Before testing any biological product candidate in humans, the product candidate must undergo rigorous pre-clinical testing. The pre-clinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, to assess the potential for AEs and, in some cases, to establish a rationale for therapeutic use. The conduct of pre-clinical studies is subject to federal regulations and requirements, including GLP regulations for safety and toxicology studies. An investigational new drug (IND) sponsor must submit the results of the pre-clinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. As we coordinate with our pharmaceutical partners to generate data for INDs, there may be instances where we need to perform our services in GLP facilities. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions before that time related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

To provide our pharmaceutical partners with confidence that the FDA will not raise concerns about an IND that uses our services, we are working to increase the level of recognition of our services as a normal part of the drug discovery process by regulators such as the FDA.

Employees

As of December 31, 2021, we had 27 full-time employees and 8 part-time employees. We also utilize 2 contractors. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be satisfactory

Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings, government actions, administrative actions, investigations or claims are pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business and financial condition.

Although we will depend in part upon the licensors of our licensed patents to pursue or defend any claim of infringement, we may be required to expend significant financial and managerial resources in the defense of our intellectual property rights in the future if we believe that such rights have been violated or to defend against claims that our products and services infringe upon the intellectual property rights of third parties.

Corporate Information

Hesperos, Inc. was incorporated as a Delaware corporation in 2015. Our principal executive offices are located at 12501 Research Parkway, Suite 100 in Orlando, Florida and our phone number is (407) 900-5915. Our Internet website can be found at www.hesperosinc.com. Our website and the information contained in our website or connected to our website are not and will not be deemed to be incorporated into this prospectus or the Registration Statement of which this prospectus forms a part, and you should not consider such information part of this prospectus or rely on any such information in making your decision whether to purchase our common stock.

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MANAGEMENT

Officers, Directors and Director Nominees

The following table provides information regarding our executive officers, directors, and director nominees, including their age, as of February 1, 2022:

Name	Age	Position
Rose Ann Scanlon	59	Chief Executive Officer
Michael L. Shuler, Ph.D.	75	President and Director
James J. Hickman, Ph.D.	64	Chief Scientist and Chairman of the Board
Gilberto M. Villacorta, Ph.D.	65	Vice President and Secretary
Antonio Marra, Jr.	58	Director

Business Experience

The following is a brief account of the education and business experience of our current directors, director nominees, and executive officers:

Rose Ann Scanlon – Ms. Scanlon has served as our Chief Executive Officer since December 6, 2021. She has over 30 years of experience in the legal and pharmaceutical industries. From March 2020 through September 2021, Ms. Scanlon served as the Chief Operating Officer of Zelira Therapeutics Ltd. (“Zelira”), a bio-pharmaceutical company engaged in the research, development, and commercialization of proprietary cannabinoid-based prescription and over-the-counter medicines. At Zelira, Ms. Scanlon was responsible for the direction, strategy, planning, and execution of Zelira’s operations, including the manufacturing, business and contract management, strategic planning, legal, marketing, and sales functions. From March 2012 through February 2020, Ms. Scanlon served as the Chair of Scanlon.Louis, Inc. (“Scanlon.Louis”), a global strategy, consulting, and outsourcing firm which she co-founded. As Co-Founder and Chair of Scanlon.Louis, Ms. Scanlon was engaged as an interim executive by a variety of organizations to analyze performance, develop strategies and tactics to improve business outcomes, and, in some cases, implement those strategies. Ms. Scanlon also serves as a director of Moro Corp., a holding company of manufacturing, distribution and service-based businesses that provide construction materials and services. She has served as a director of Moro Corp. since July 2019. She also spent nearly 20 years at AstraZeneca where she served in various roles, including as Executive Director of Commercial Operations, a Regional Sales Director – Oncology, and Senior Director of Promotional Regulatory Affairs. Ms. Scanlon received her B.S., cum laude, in finance and marketing, from the University of Delaware – Lerner College of Business and Economics in 1985, and she received her J.D. from Villanova University School of Law in 1988.

Michael L. Shuler, Ph.D. – Dr. Shuler has served as our President and as a member of our board of directors since our incorporation in 2015 and also served as our Chief Executive Officer until the hiring of Ms. Scanlon in December 2021. Dr. Shuler has over 30 years of experience researching and developing the field of microphysiological systems, including the engineering, invention, and improvement of “body-on-a-chip” technology. From January 1992 through June 2018, Dr. Shuler served as the Samuel B. Eckert Professor of Engineering at Cornell University and, since July 2018, has served as the Samuel B. Eckert Professor of Engineering – Emeritus at Cornell University. For over 45 years, Dr. Shuler has held various professorships and directorships with the School of Chemical Engineering at Cornell University, and he has held several visiting professorship positions with universities such as the University of Queensland, the Institute for Biotechnology, ETH, the University of Wisconsin, Madison, and the University of Washington, Seattle. Dr. Shuler is also widely acknowledged as the first engineer to focus on large-scale plant tissue culture for the production of complex secondary metabolites such as taxol. He has published over 300 peer-reviewed journal articles, holds 14 patents, and has written 8 scholarly textbooks. He holds several honors, including election to the National Academy of Engineering in 1989 and to the American Academy of Arts and Sciences in 1996, among others. Dr. Shuler received his B.S. in chemical engineering from the University of Notre Dame in 1969 and his Ph.D. in chemical engineering from the University of Minnesota in 1973. He also received an Honorory Doctorate from the University of Notre Dame in 2008. As a founder of our Company and as a leading scientist in the field of Human-on-a-Chip technology, we believe Dr. Shuler is qualified to serve as one of our directors.

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James J. Hickman, Ph.D. – Dr. Hickman has served as our Chief Scientist and Chairman of our board of directors since our incorporation in 2015. Since 2004, Dr. Hickman has served as a Professor of NanoScience, Chemistry, Biomolecular Science, Physics, and Electrical Engineering at the University of Central Florida, including as the Director of the Nanoscience Center from 2004 through 2008. Through his research, Dr. Hickman has pioneered the establishment of functional in vitro systems, which he has extended to include cardiac, muscle, glia, endothelial, hepatocytes bone marrow, cancer, and epithelial cells. He has also served as an Adjunct Professor at the University of Florida College of Pharmacy since 2017. Dr. Hickman published the first serum-free, defined culture system for neuronal systems in 1995 and was one of the first to report toxicity studies from neurons on microelectrode arrays in a defined system in 1998. His many accomplishments include being awarded the Lush Prize for Science with Dr. Shuler in 2015 and being elected as a member of the board of directors of the American Institute of Medical and Biomedical Engineers, in which he became a Fellow in 2004. He has also been a Fellow of the American Vacuum Society since 2007, the International Academy of Nanobiotechnology since 2019, and the National Academy of Inventors since 2020. Dr. Hickman is the sole or co-inventor on over 40 pending and issued U.S. and international patents, and he has presented over 200 presentations and has authored 161 publications and 20 book chapters. Dr. Hickman received his B.S. in chemistry in 1983 from Penn State University, his M.S. from Penn State University in 1985, and his Ph.D. from the Massachusetts Institute of Technology in 1990. As a founder of our Company and as a leading scientist in the field of Human-on-a-Chip technology, we believe that Dr. Hickman is qualified to serve as a member of our board of directors.

Gilberto M. Villacorta, Ph.D. – Dr. Villacorta has served as our Corporate Secretary since our incorporation in 2015 and as our Vice President since January 2022. Since 2006, Dr. Villacorta has held various roles at the law firm Foley & Lardner LLP, where he is an intellectual property lawyer focusing on establishing, exploiting, and enforcing intellectual property rights in marketable products, systems, and services. He assists technologically diverse clients worldwide with their intellectual property and business transaction needs, including the planning, development, and maintenance of patent and trademark portfolios; intellectual property monetization, licensing, marketing, product development negotiations, and the preparation of the resulting agreements; due diligence investigations in connection with mergers, acquisitions, formation of joint ventures and financing; patentability, registrability, peer review, market assessment, validity and infringement opinions; and enforcement and litigation. Dr. Villacorta is also the Chief Executive Officer of Emission inc., in Georgetown, Texas, since it was formed in January 2020. He currently serves as the chair of the firm’s Washington, D.C. office Intellectual Property Department. In 1978 and 1982, he received his A.B. and M.S. degrees, respectively, in chemistry from Rutgers University. He received the Ph.D. in bioinorganic chemistry from the Massachusetts Institute of Technology in 1987 and his J.D. from Fordham University School of Law in 1991.

Antonio Marra, Jr. – Mr. Antonio Marra, Jr. currently serves as the Founder, President, and Chief Technologist for Dynamic Analytics and Test, Inc. His technical background includes over 30 years of experience leading and contributing to the development and fielding of advanced electronic warfare for the U.S. Department of Defense. Additionally, Mr. Marra has also participated in the founding of several technology companies. Mr. Marra’s education consists of a Master or Science in Aeronautics and Astronautics and Master of Science in Technology and Policy from the Massachusetts Institute of Technology in 1988., and a Bachelor of Science in Aeronautics and Astronautics from the Massachusetts Institute of Technology in 1985. We believe that Mr. Marra is qualified to serve as one of our directors due to his business experience and general background in technology.

Number and Terms of Office of Officers and Directors

Upon consummation of this offering, our board of directors will have        members,        of whom will be deemed “independent” under SEC and Nasdaq rules.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our certificate of incorporation as it deems appropriate.

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Controlled Company Exemption

We will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. As a controlled company, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirement that, within one year of the date of the listing of our common stock a majority of the members of our board of directors are “independent directors,” as defined under Nasdaq rules.

Following this offering, as long as Dr. Hickman controls a majority of the voting power of our outstanding shares of common stock with respect to the election of directors, we may utilize certain of these exemptions. Immediately following this offering, we do not expect that the majority of our directors or the majority of directors on our compensation and nominating and corporate governance committees will be independent. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we cease to be a “controlled company” and our common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of Rule 10A-3 under the Exchange Act and Nasdaq rules within the applicable time frame.

Director Independence

An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship with the Company which, in the opinion of the Company’s board of directors, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. Our board of directors has determined that Mr. Marra,       , and       , will be “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors will have three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. As a controlled company, our compensation committee and nominating and corporate governance committee will not be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. The charter of each committee will be available on our website.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee of the board of directors. Applicable rules of Nasdaq require a listed company’s audit committee to be comprised of three independent directors within one year of listing. Mr. Marra,       , and       will serve as members of our audit committee. Mr. Marra will serve as the chairman of the audit committee. Each member of the audit committee will meet the financial literacy requirements of Nasdaq and our board of directors has determined that        will qualify as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The audit committee’s duties, which are specified in the charter adopted by us and include, but are not limited to:

●	appointing and overseeing the work of the independent auditor regarding audits and other review or attest services provided by the independent auditor to the Company;

●	reviewing the qualifications of and appointing the independent auditor for each fiscal year, subject to stockholder ratification;

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●	pre-approving audit or non-audit services to be provided by the independent auditor and establishing pre-approval policies and procedures;

●	reviewing the qualifications, performance, independence, and quality control procedures of the independent auditor and its personnel;

●	meeting with management, the independent auditor, and the internal auditor to discuss the scope of audits, the procedures to be followed, and the staffing of audits;

●	reviewing with management and the independent auditor major issues and analyses relating to accounting principles and financial reporting, including judgments made in connection with the preparation of the Company’s financial statements and effects of issues on the financial statements;

●	reviewing and discussing with management and the independent auditor the annual audited financial statements;

●	reviewing with the independent auditor any problems or difficulties the independent auditor may have had during the course of audit work;

●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

●	discussing with the independent auditor the report that the independent auditor is required to make to the Company regarding: (i) all critical accounting policies and procedures; (ii) all alternative treatments within GAAP for policies and practices related to material items that have been discussed among management and the independent auditor; and (iii) all other material written communications between the independent auditor and the Company;

●	discussing with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16, “Communications with Audit Committees”;

●	reporting the results of the annual audit to the Board;

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	reviewing and discussing the quarterly financial statements with management and the independent auditor;

●	reviewing and approving the appointment and replacement of the internal auditor;

●	meeting periodically with the Company’s internal auditor to discuss the responsibilities, budget, and staffing of the our internal audit function and any issues;

●	discussing with management the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction;

●	discussing with management and the independent auditor any correspondence from or with regulator or governmental agencies, any employee complaints, or any published reports that raise material issues regarding the Company’s financial statements, financial reporting process, accounting policies, or internal audit function;

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●	discussing with our legal counsel any legal matters brought to our attention that could reasonably be expected to have a material impact on our financial statements;

●	requesting assurances from management, the independent auditor and our internal auditors that our foreign subsidiaries and foreign affiliated entities, if any, are in conformity with applicable legal requirements, including disclosure of affiliated party transactions;

●	discussing with management our policies with respect to risk assessment and risk management;

●	reviewing and discussing our disclosure controls and procedures, and the quarterly assessments of such controls and procedures by our principal executive officer and principal financial officer, as well as disclosures regarding our internal control over financial reporting made to the audit committee by the principal executive officer and principal financial officer during their certification process for periodic reports;

●	setting clear hiring policies for employees or former employees of our independent auditor;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

●	preparing and providing the Company with the audit committee’s report with respect to audited financial statements as required by Item 407 of Regulation S-K for inclusion in each of the Company’s annual proxy statements;

●	reviewing with the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor, the performance of the Company’s internal audit function or any other matter the audit committee determines is necessary or advisable;

●	evaluating the audit committee’s own performance on an annual basis; and

●	reviewing and assessing the audit committee charter on at least an annual basis.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of our board of directors. The members of our compensation committee will be Dr. Hickman, Mr. Marra, and Dr. Shuler. Mr. Marra will serve as chairman of the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing our compensation philosophy at least annually;

●	reviewing the competitiveness of our executive compensation programs;

●	reviewing trends in management compensation, overseeing the development of our executive officer compensation plans, and approving revisions to existing plans;

●	reviewing periodically executive officer responsibilities, performance, and overall remuneration;

●	reviewing and approving annually the compensation of our Chief Executive Officer and each other executive officer;

●	supervising and reviewing our compensation policies applicable to our employees, including periodic reviews of the adequacy of our compensation structure, performance review procedures, employee turn-over and retention, successorship plan, and other human resource issues;

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●	recommending to the Board the employment and appointment of the Chief Executive Officer and other executive officers, as well as promotion, removal, and other changes in position of the Chief Executive Officer and other executive officers;

●	reviewing, establishing, and reviewing all bonuses, equity incentive awards, or other compensation;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	amending, monitoring, and administering our ERISA plans;

●	preparing and approving the report of the compensation committee to be included in the annual proxy statement or annual report, as applicable;

●	reviewing our compensation arrangements to determine whether they encourage excessive risk-taking;

●	reviewing the compensation of non-management directors;

●	reviewing with management our policies and practices with respect to diversity and inclusion;

●	evaluating the performance of the compensation committee on an annual basis;

●	reviewing and assessing the compensation committee charter at least annually;

●	reviewing the results of advisory stockholder votes on executive compensation and considering whether to recommend adjustments to our executive compensation policies and practices; and

●	reviewing at least annually the progress of each executive officer and director towards compliance with our stock ownership guidelines.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a nominating and corporate governance committee of our board of directors. The members of our nominating and corporate governance committee will be Dr. Shuler, Mr. Marra, and Dr. Hickman. Dr. Shuler will serve as chairman of the nominating and corporate governance committee.

We have adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

●	identifying, evaluating, and recommending to our board of directors for nomination candidates that may be qualified to become members of our board of directors;

●	reviewing the performance of the members of the board of directors and considering the results of such evaluation when determining whether to recommend the nomination of such director for additional terms;

●	considering potential director candidates recommended by stockholders;

●	considering and recommending the removal of directors for cause, when applicable;

●	reviewing at least annually the composition of the committees of the board of directors;

●	overseeing the implementation and monitoring of compliance with our Code of Business Conduct;

●	overseeing the evaluation of the board of directors and its committees during the annual review performed by the board of directors;

●	evaluating and making recommendations to the board of directors relating to the size of the board of directors, compensation, and practices regarding the succession of directors;

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●	considering, developing and recommending to the board of directors policies and procedures with respect to director nomination or other corporate governance matters and may be required or required to be disclosed pursuant to the rules of any regulator or agency;

●	discussing with the compensation committee our ability to recruit and retain highly qualified and capable directors;

●	determining whether conflicts of interest or compliance concerns exist with regard to directorships held by members of the board of directors;

●	reviewing the institutional affiliations of directors and management candidates for director positions at least annually for purposes of determining director independence and conflicts of interest;

●	evaluating its own performance on an annual basis; and

●	reviewing and assessing the nominating and corporate governance committee charter at least annually.

Director Nominations

The nominating and corporate governance committee will recommend director nominees for selection by the board of directors. The nominating and corporate governance committee will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

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EXECUTIVE COMPENSATION

2021 Summary Compensation Table

The following table sets forth the total compensation paid during the last two fiscal years ended December 31, 2021 and December 31, 2020 to our then-serving principal executive officer. Neither of our other two executive officers were compensated by us. Rose Ann Scanlon was appointed our Chief Executive Officer in December 2021. The individuals named in this table are referred to as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)		Total ($)
Rose Ann Scanlon, Chief Executive Officer(2)	2021	$20,834		$		$20,834
Michael L. Shuler(3)	2021	-	-		-	-
President	2020	-	-		-	-
James J. Hickman	2021	-	-		-	-
Chief Scientist	2020	-	-		-	-

(1)	We did not grant stock awards to our named executive officers during 2020 or 2021.
(2)	Ms. Scanlon was hired as our Chief Executive Officer on December 6, 2021.
(3)	Dr. Shuler served as our Chief Executive Officer in 2020 and 2021 until the hiring of Ms. Scanlon on December 6, 2021.

Employment Agreements

Chief Executive Officer

Effective as of December 6, 2021, we entered into an employment agreement with Ms. Scanlon in connection with her appointment as the Chief Executive Officer of the Company (the “CEO Employment Agreement”). The CEO Employment Agreement sets forth the terms and conditions of employment for Ms. Scanlon including her initial base salary of $300,000, which is to be reviewed at least annually by our Board, and an annual bonus potential, subject to the achievement of performance goals, of at least 50% of base salary. Ms. Scanlon is also entitled to participate, to the extent eligible, in group insurance programs and other employee benefits generally available to our other salaried employees, and we are required to reimburse her for the employee portion of the premiums for coverage under our group health plan for coverage for her and her family.

During the first two years of her employment, we are required to pay or reimburse Ms. Scanlon for the cost of airfare for business travel between a city in the continental U.S. and Orlando, Florida for up to 52 round trips per year. In addition, during the first 18 months of her employment, we will pay Ms. Scanlon up to $2,000 per month, plus a gross-up for taxes, to reimburse the cost of her accommodations in Orlando, Florida. Ms. Scanlon will receive four weeks of paid vacation during the first year of employment and five weeks per year thereafter.

The CEO Employment Agreement also entitles Ms. Scanlon to a grant of 200,000 restricted shares of our common stock, subject to approval by our board of directors and any required stockholder approval. The restricted stock award will, if granted, vest with respect to 20% of the shares on the first anniversary of Ms. Scanlon’s employment, with respect to 30% on the second anniversary and with respect to 50% on the third anniversary, in each case only if she remains employed through the vesting date.

The CEO Employment Agreement contains non-disclosure provisions that apply indefinitely and prohibits Ms. Scanlon from competing with us and from soliciting our employees, in each case, during the term of her employment and for a period of 18 months thereafter.

In the event Ms. Scanlon’s employment is terminated by us without cause or she resigns for good reason (as defined in the CEO Employment Agreement), subject to her execution of a general release of claims against us, she will be eligible to receive a severance payment in an amount equal to (i) 1.5 multiplied by her then-current annual base salary as of the date of termination plus (ii) a pro rata portion of her target bonus for the year of termination.

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Other Employment Arrangements

Dr. Shuler, our former CEO and current President, and member of our board of directors, and Dr. Hickman, as Chief Scientist and Chairman of our board of directors, have taken no salary compensation from the Company since its incorporation in 2015. This has created a huge competitive advantage for the Company, which helped enable the Company to not take outside investment prior to this offering. However, Dr. Shuler has been a principal investigator on NIH grants for a majority of his time with the Company, and since he draws little salary from his emeritus compensation arrangement, he can devote most of his effort to the Company. Dr. Hickman does not receive a summer salary from his academic position and, as a result, devotes three months of summer time to the Company. Dr. Hickman is also a principal investigator on UCF subcontracts for NIH grants from the Company. He routinely commits approximately 40% of his total effort from his nine month academic contract to the UCF subcontracts relating to NIH and, indirectly, works for the Company an additional 3.6 months, resulting in total time and effort supporting the Company of 6.6 months per year.

2021 Base Salaries

We set Ms. Scanlon’s base salary at $300,000 per year in connection with her hiring as our Chief Executive Officer in December 2021. We did not pay base salaries to any of our other named executive officers in 2021. We may determine to pay our other named executive officers base salaries in 2022.

2021 Annual Cash Incentive Awards

We did not provide any annual cash incentive compensation to our named executive officers for 2021. As described above under “Employment Agreements – Chief Executive Officer,” beginning in 2022, the CEO Employment Agreement entitles Ms. Scanlon to an annual bonus potential, subject to the achievement of performance goals, of at least 50% of base salary. Accordingly, we anticipate establishing an annual bonus program for Ms. Scanlon for 2022, and we may establish a program in which our other named executive officers are eligible to participate. The terms of any such program will be established by our Board in its discretion.

Equity Compensation

We did not provide any equity-based compensation to our named executive officers for 2021. As described above under “Employment Agreements – Chief Executive Officers,” the CEO Employment Agreement entitles Ms. Scanlon to a grant of 200,000 restricted shares of our common stock, subject to approval by our board of directors and any required stockholder approval. The restricted stock award will, if granted, vest with respect to 20% of the shares on the first anniversary of Ms. Scanlon’s employment, with respect to 30% on the second anniversary and with respect to 50% on the third anniversary, in each case only if she remains employed through the vesting date.

We may provide equity-based awards to our named executive officers in the future. The terms of any such awards will be established by our Board in its discretion.

Benefit Plans

We offer benefits to our full-time employees, including medical, dental and vision insurance plans; basic life, short and long-term disability plans; and time off including sick leave, paid holidays, and paid-time off.

Outstanding Equity Awards at 2021 Fiscal Year-End

There were no outstanding equity-based awards relating to common stock of Hesperos, Inc. held by any of our named executive officers as of December 31, 2021.

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Omnibus Incentive Plan

In connection with this offering, our board of directors and our stockholders have adopted the Hesperos, Inc. Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The following is a summary of certain terms and conditions of the Omnibus Incentive Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full Omnibus Incentive Plan.

Administration

The Omnibus Incentive Plan will be administered by our board of directors or our compensation committee, or any other committee or subcommittee or one or more of our officers to whom authority has been delegated (collectively, the “Administrator”). The Administrator will have the authority to interpret the Omnibus Incentive Plan and award agreements entered into with respect to the Omnibus Incentive Plan; to make, change and rescind rules and regulations relating to the Omnibus Incentive Plan; to make changes to, or reconcile any inconsistency in, the Omnibus Incentive Plan or any award agreement covering an award; and to take any other actions needed to administer the Omnibus Incentive Plan.

Eligibility

The Administrator may designate any of the following as a participant under the Omnibus Incentive Plan: any officer or employee, or individuals engaged to become an officer or employee, of our Company or our affiliates; and consultants of our Company or our affiliates, and our directors, including our non-employee directors.

Types of Awards

The Omnibus Incentive Plan permits the Administrator to grant stock options, stock appreciation rights (“SARs”), performance shares, performance units, shares of common stock, restricted stock, restricted stock units (“RSUs”), cash incentive awards, dividend equivalent units, or any other type of award permitted under the Omnibus Incentive Plan. If the Omnibus Incentive Plan is approved, then the Administrator may grant any type of award to any participant it selects, but only our employees or our subsidiaries’ employees may receive grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Awards may be granted alone or in addition to, in tandem with, or (subject to the repricing prohibition described below) in substitution for any other award (or any other award granted under another plan of our Company or any affiliate, including the plan of an acquired entity).

Shares Reserved Under the Omnibus Incentive Plan

The Omnibus Incentive Plan provides that 2,000,000 shares of our common stock are reserved for issuance under the Omnibus Incentive Plan, all of which may be issued pursuant to the exercise of incentive stock options. The number of shares reserved for issuance under the Omnibus Incentive Plan will be reduced on the date of the grant of any award by the maximum number of shares, if any, with respect to which such award is granted. However, an award that may be settled solely in cash will not deplete the Omnibus Incentive Plan’s share reserve at the time the award is granted. If (a) an award expires, is canceled, or terminates without issuance of shares or is settled in cash, (b) the Administrator determines that the shares granted under an award will not be issuable because the conditions for issuance will not be satisfied, (c) shares are forfeited under an award, (d) shares are issued under any award and we reacquire them pursuant to our reserved rights upon the issuance of the shares, (e) shares are tendered or withheld in payment of the exercise price of an option or as a result of the net settlement of outstanding stock appreciation rights or (f) shares are tendered or withheld to satisfy federal, state or local tax withholding obligations, then those shares are added back to the reserve and may again be used for new awards under the Omnibus Incentive Plan. However, shares added back to the reserve pursuant to clauses (d), (e) or (f) in the preceding sentence may not be issued pursuant to incentive stock options.

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Non-Employee Director Award Limitation

Subject to the adjustment provisions of the Omnibus Incentive Plan, the maximum number of shares of our common stock that may be granted during any fiscal year to any individual non-employee director will be limited to the number of shares that have a grant date fair value of, when added to any cash compensation received by such non-employee director, $100,000. However, the Administrator may make exceptions to this limit in extraordinary circumstances as the Administrator may determine in its discretion. Any non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Options

The Administrator may grant stock options and determine all terms and conditions of each stock option, which include the number of stock options granted, whether a stock option is to be an incentive stock option or non-qualified stock option, and the grant date for the stock option. However, the exercise price per share of common stock may never be less than the fair market value of a share of common stock on the date of grant and the expiration date may not be later than 10 years after the date of grant. Stock options will be exercisable and vest at such times and be subject to such restrictions and conditions as are determined by the Administrator, including with respect to the manner of payment of the exercise price of such stock options.

Stock Appreciation Rights

The Administrator may grant SARs, which represent the right of a participant to receive cash in an amount, or common stock with a fair market value, equal to the appreciation of the fair market value of a share of common stock during a specified period of time. The Omnibus Incentive Plan provides that the Administrator will determine all terms and conditions of each SAR, including, among other things: (a) whether the SAR is granted independently of a stock option or relates to a stock option, (b) the grant price, which may never be less than the fair market value of our common stock as determined on the date of grant, (c) a term that must be no later than 10 years after the date of grant, and (d) whether the SAR will settle in cash, common stock or a combination of the two.

Performance and Stock Awards

The Administrator may grant awards of shares of common stock, restricted stock, RSUs, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture or restrictions on transfer, which may lapse upon the achievement or partial achievement of performance goals (as described below) or upon the completion of a period of service. An RSU grants the participant the right to receive cash or shares of common stock the value of which is equal to the fair market value of one share of common stock, to the extent performance goals are achieved or upon the completion of a period of service. Performance shares give the participant the right to receive shares of common stock to the extent performance goals are achieved. Performance units give the participant the right to receive cash or shares of common stock valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent performance goals are achieved.

The Administrator will determine all terms and conditions of the awards including (a) whether performance goals must be achieved for the participant to realize any portion of the benefit provided under the award, (b) the length of the vesting or performance period and, if different, the date that payment of the benefit will be made, (c) with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock, and (d) with respect to performance shares, performance units, and RSUs, whether the awards will settle in cash, in shares of common stock (including restricted stock), or in a combination of the two.

Cash Incentive Awards

The Administrator may grant cash incentive awards. An incentive award is the right to receive a cash payment to the extent one or more performance goals are achieved. The Administrator will determine all terms and conditions of a cash incentive award, including, but not limited to, the performance goals (described below), the performance period, the potential amount payable, and the timing of payment. While the Omnibus Incentive Plan permits cash incentive awards to be granted under the Omnibus Incentive Plan, we may also make cash incentive awards outside of the Omnibus Incentive Plan.

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Performance Goals

For purposes of the Omnibus Incentive Plan, the Administrator may establish objective or subjective performance goals which may apply to any performance award. Such performance goals may include, but are not limited to, one or more of the following measures with respect to our Company or any one or more of our subsidiaries, affiliates, or other business units: net sales; cost of sales; gross income; gross revenue; revenue; operating income; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before interest, taxes, depreciation, amortization and exception items; income from continuing operations; net income; earnings per share; diluted earnings per share; total stockholder return; fair market value of a share of common stock; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; ratio of debt to debt plus equity; return on stockholder equity; return on invested capital; return on average total capital employed; return on net capital employed; return on assets; return on net assets employed before interest and taxes; operating working capital; average accounts receivable (calculated by taking the average of accounts receivable at the end of each month); average inventories (calculated by taking the average of inventories at the end of each month); economic value added; succession planning; manufacturing return on assets; manufacturing margin; and customer satisfaction. Performance goals may also relate to a participant’s individual performance. The Administrator reserves the right to adjust any performance goals or modify the manner of measuring or evaluating a performance goal.

Dividend Equivalent Units

The Administrator may grant dividend equivalent units. A dividend equivalent unit gives the participant the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that we pay with respect to a share of common stock. We determine all terms and conditions of a dividend equivalent unit award, except that dividend equivalent units may not be granted in connection with a stock option or SAR, and dividend equivalent unit awards granted in connection with another award cannot provide for payment until the date such award vests or is earned, as applicable.

Other Stock-Based Awards

The Administrator may grant to any participant shares of unrestricted stock as a replacement for other compensation to which such participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right or as a bonus.

Transferability

Awards are not transferable, including to any financial institution, other than by will or the laws of descent and distribution, unless the Administrator allows a participant to (a) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant’s death, (b) transfer an award to a former spouse as required by a domestic relations order incident to a divorce, or (c) transfer an award without receiving any consideration.

Adjustments

If (a) we are involved in a merger or other transaction in which our shares of common stock are changed or exchanged; (b) we subdivide or combine shares of common stock or declare a dividend payable in shares of common stock, other securities, or other property (other than stock purchase rights issued pursuant to a stockholder rights agreement); (c) we effect a cash dividend that exceeds 10% of the fair market value of a share of common stock or any other dividend or distribution in the form of cash or a repurchase of shares of common stock that our board of directors determines is special or extraordinary, or that is in connection with a recapitalization or reorganization; or (d) any other event occurs that in the Administrator’s judgment requires an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the Omnibus Incentive Plan, then the Administrator will, in a manner it deems equitable, adjust any or all of (1) the number and type of shares subject to the Omnibus Incentive Plan and which may, after the event, be made the subject of awards; (2) the number and type of shares of common stock subject to outstanding awards; (3) the grant, purchase, or exercise price with respect to any award; and (4) the performance goals of an award. In any such case, the Administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award, subject to the terms of the Omnibus Incentive Plan.

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The Administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, authorize the issuance or assumption of awards upon terms and conditions we deem appropriate without affecting the number of shares of common stock otherwise reserved or available under the Omnibus Incentive Plan.

Change of Control

Upon a change of control (as defined in the Omnibus Incentive Plan), except to the extent otherwise provided in an applicable award agreement, the successor or surviving corporation may agree to assume some or all outstanding awards or replace them with the same type of award with similar terms and conditions, without the consent of any participant, subject to the following requirements:

●	Each award that is assumed must be appropriately adjusted, immediately after such change of control, to apply to the number and class of securities that would have been issuable to a participant upon the consummation of such change of control had the award been exercised, vested, or earned immediately prior to such change of control, and other appropriate adjustment to the terms and conditions of the award may be made.

●	If the securities to which the awards relate after the change of control are not listed and traded on a national securities exchange, then (a) each participant must be provided the option to elect to receive, in lieu of the issuance of such securities, cash in an amount equal to the fair value of the securities that would have otherwise been issued, and (b) no reduction may be taken to reflect a discount for lack of marketability, minority, or any similar consideration, for purposes of determining the fair value of such securities.

●	If a participant is terminated from employment without cause, or due to death or disability, or the participant resigns employment for good reason (as defined in any award or other agreement between the participant and our Company or an affiliate) within two years following the change of control, then upon such termination, all of the participant’s awards in effect on the date of such termination will vest in full or be deemed earned in full.

If the purchaser, successor, or surviving entity does not assume the awards or issue replacement awards, then immediately prior to the change of control date, except to the extent otherwise provided in an applicable award agreement and unless the Administrator otherwise determines:

●	Each stock option or SAR then held by a participant will become immediately and fully vested, and all stock options and SARs will be cancelled on the change of control date in exchange for a cash payment equal to the excess of the change of control price of the shares of common stock over the purchase or grant price of such shares under the award.

●	Unvested restricted stock and RSUs (that are not performance awards) will vest in full.

●	All performance shares, performance units and cash incentive awards for which the performance period has expired will be paid based on actual performance, and all such awards for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the amount that would have been due under such awards, valued assuming achievement of target performance goals at the time of the change of control, prorated based on the number of full months elapsed in the performance period.

●	All unvested dividend equivalent units will vest (to the same extent as the award granted in tandem with such units) and be paid.

●	All other unvested awards will vest and any amounts payable will be paid in cash.

Term of Plan

Unless earlier terminated by our board of directors, the Omnibus Incentive Plan will terminate on, and no further awards may be granted, after the 10th anniversary of its effective date.

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Termination and Amendment of Plan

Our board of directors or the Administrator may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan at any time, subject to the following limitations:

●	Our board of directors must approve any amendment to the Omnibus Incentive Plan if we determine such approval is required by prior action of our board of directors, applicable corporate law, or any other applicable law;

●	Stockholders must approve any amendment to the Omnibus Incentive Plan, which may include an amendment to materially increase the number of shares reserved under the Omnibus Incentive Plan, if we determine that such approval is required by Section 16 of the Exchange Act, the Code, the listing requirements of any principal securities exchange or market on which the shares are then traded, or any other applicable law; and

●	Stockholders must approve any amendment to the Omnibus Incentive Plan that would diminish the protections afforded by the participant award limits or repricing and backdating prohibitions.

Amendment, Modification, Cancellation and Disgorgement of Awards

Subject to the requirements of the Omnibus Incentive Plan, the Administrator may modify or amend any award or waive any restrictions or conditions applicable to any award or the exercise of the award, or amend, modify, or cancel any terms and conditions applicable to any award, in each case, by mutual agreement of the Administrator and the participant or any other person that may have an interest in the award, so long as any such action does not increase the number of shares of common stock issuable under the Omnibus Incentive Plan.

We do not need to obtain participant (or other interested party) consent for any such action (a) that is permitted pursuant to the adjustment provisions of the Omnibus Incentive Plan; (b) to the extent we deem the action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which our common stock is then traded; (c) to the extent we deem the action is necessary to preserve favorable accounting or tax treatment of any award for us; or (d) to the extent we determine that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person as may then have an interest in the award.

The Administrator can cause a participant to forfeit any award, and require the participant to disgorge any gains attributable to the award, if the participant engages in any action constituting, as determined by the Administrator in its discretion, cause for termination, or a breach of a material Company policy, any award agreement or any other agreement between the participant and us or one of our affiliates concerning noncompetition, non-solicitation, confidentiality, trade secrets, intellectual property, non-disparagement or similar obligations.

Any awards granted under the Omnibus Incentive Plan, and any shares of common stock issued or cash paid under an award, will be subject to any recoupment or clawback policy that we adopt, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to us.

Repricing and Backdating Prohibited

Except for the adjustments provided for in the Omnibus Incentive Plan, neither the Administrator nor any other person may amend the terms of outstanding stock options or SARs to reduce their exercise or grant price, cancel outstanding stock options or SARs in exchange for stock options or SARs with an exercise or grant price that is less than the exercise or grant price of the awards being cancelled, or cancel outstanding stock options or SARs with an exercise or grant price above the current fair market value of a share in exchange for cash or other securities. In addition, the Administrator may not grant a stock option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such award.

Director Compensation

None of our current directors has received any compensation for services as a member of the Board of Directors during the past two fiscal years. Our directors are and will continue to be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf. We expect our Compensation Committee to design and implement a director compensation program for our non-employee directors following the completion of this offering consisting of a combination of an annual cash retainer and equity award.

Director and Officer Liability Insurance

We intend to purchase director and officer liability insurance that provides financial protection for our directors and officers in the event that they are sued in connection with the performance of their services and also provides employment practices liability coverage, which insures for harassment and discrimination suits.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation arrangements with our directors and executive officer, which are described elsewhere in this prospectus, there have been no related party transactions during our two most recently completed fiscal years and our current fiscal year except for certain borrowings from our Chief Scientist, which are described below. A “related party transaction” is a transaction in which:

● we have been or are to be a party;

● the amount involved exceeded or exceeds $120,000 or 1% of the average of our total assets as of the end of the last two completed fiscal years; and

● any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

For information on our compensation arrangements, see the sections titled “Management” and “Executive Compensation.”

Other than the compensation arrangements with our directors and executive officer, which are described elsewhere in this prospectus, the only related party transactions in our two most recently completed fiscal years have been our borrowing $80,000 in 2020 from our Chief Scientist pursuant to a promissory note bearing 3.0% interest and due on December 31, 2022. In addition to a 2019 note from our Chief Scientist, the outstanding amount owed to our Chief Scientist as of December 31, 2021 was $      .

Additionally, Dr. Hickman is a professor at the Nanoscience Technology Center at the University of Central Florida. The University of Central Florida owns 281,250 of the Company’s common stock, received in exchange for patent licensing rights related to a number of patents granted by the University of Central Florida for Dr. Hickman’s inventions.

Policy for Approval of Related Party Transactions

Our Code of Ethics, which was adopted by our board of directors on January 20, 2022, requires us to avoid, wherever possible, all conflicts of interests, unless specifically authorized or approved by our Audit Committee. Under our Code of Ethics, a conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole, and can arise when a director (or member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when an employee, officer, or director (or member of his or her family) receives improper personal benefits as a result of his or her position in the Company. A form of the Code of Ethics is filed as an exhibit to the registration statement of which this prospectus forms a part.

In addition, our Audit Committee Charter, which was adopted by our board of directors on January 20, 2022, provides that the Audit Committee will review and approve “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC as disclosed above.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of February 1, 2022, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

● each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

● each of our executive officers, directors and director nominees that beneficially owns common stock; and

● all of our executive officers, directors and director nominees as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of February 1, 2022 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our common stock beneficially owned by them.

	Shares Beneficially Owned Prior to this Offering(1)		Shares Beneficially Owned After this Offering(2)
	Shares	%	Shares	%
Name and Address of Beneficial Owner(3)
Rose Ann Scanlon	-	-
Michael L. Shuler (4)	340,000	3.6%
James J. Hickman (5)	7,820,000	83.0%
Gilberto M. Villacorta (6)	170,000	1.8%
Antonio Marra, Jr.	-	-

All Directors, Director Nominees and Officers as a Group ( persons)	8,330,000	88.4%

* Less than 1%.

(1) Based on        shares outstanding prior to the offering.

(2) Assumes        shares are sold in the offering and that the underwriters do not exercise their over-allotment option.

(3) Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Hesperos, Inc., 12501 Research Parkway, Suite 100, Orlando, Florida, 32826.

(4) Consists of 340,000 shares of common stock held directly by Dr. Shuler.

(5) Consists of (i) 6,109,332 shares of common stock held directly by Dr. Hickman and (ii) 1,710,668 shares of common stock held in Dr. Hickman’s 401(k) account.

(6) Consists of 170,000 shares of common stock held directly by Dr. Villacorta.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) authorizes us to issue up to 50,000,000 shares of capital stock, consisting of 40,000.000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 (the “Preferred Stock”) per share. Our Board has the authority to issue such shares of Preferred Stock in one or more classes or series, and to establish the number of shares to be included in such series, fix the voting power and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations, or restrictions thereof by resolution adopted by our Board and filed as designations.

Common Stock

As of        , there are        shares of our Common Stock issued and outstanding, including        shares of unvested restricted stock. There are also warrants outstanding to purchase approximately        shares of our Common Stock. The rights of holders of Common Stock are subject to the rights of the holders of Preferred Stock. However, no shares of Preferred Stock are outstanding. The holders of our Common Stock have no preemptive, subscription, or conversion rights, and our Common Stock is not subject to redemption by us.

Voting Rights

Each share of Common Stock is entitled to one vote on all matters properly submitted to the stockholders for a vote.

Dividend

Each share of Common Stock is entitled to receive such dividends and distributions and other distributions in cash, stock, or property of the Company when, as and if declared by the Board.

Liquidation, Dissolution or Winding Up.

Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive ratably assets of the Company available for distribution to its stockholders, subject to the rights of the holders of Preferred Stock.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or the Company’s Certificate of Incorporation or Bylaws, (d) any action to interpret, apply, enforce or determine the validity of the Company’s Certificate of Incorporation or Bylaws, or (e) any action asserting a claim governed by the internal affairs doctrine. The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Amended and Restated Certificate of Incorporation.

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The choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, and may result in increased costs to a stockholder who has to bring a claim in a forum that is not convenient to the stockholder, which may discourage such lawsuits. Although under Section 115 of the DGCL exclusive forum provisions may be included in a company’s certificate of incorporation, the enforceability of similar forum provisions in other companies’ certificates or incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provision of our Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Options

As of        , we had no outstanding options to purchase shares of our Common Stock.

Restricted Stock

As of        , we had outstanding        shares of unvested restricted stock.

Warrants

As of        , we had outstanding warrants to purchase        shares of our Common Stock at $       per share.

Preferred Stock

Of the 10,000,000 shares of authorized Preferred Stock, no shares of our Preferred Stock are issued and outstanding.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

Certain provisions of Delaware law and certain provisions included in our Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Removal of Directors

Our Amended and Restated Bylaws and our Certificate of Incorporation provide that stockholders may only remove a director for cause by a vote of no less than 66 2/3% of the shares present in person or by proxy at the meeting and entitled to vote.

Amendments to Bylaws

Our Certificate of Incorporation limits the abilities of the directors and stockholders to amend our Bylaws in certain circumstances. In particular, the Bylaws may be amended only by the vote of a majority of all of the directors then in office, or by the stockholders in accordance with the provisions of the Bylaws and the Certificate of Incorporation, which require the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Company, and the Delaware General Corporation Law.

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No Cumulative Voting

Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting.

Special Meetings of Stockholders

Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the Chair of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person.

Business Combinations with Interested Stockholders

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years following the date such person became an “interested stockholder” unless:

● before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

● upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who also are officers of the corporation and shares held by employee stock plans; or

● at or following the time such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The ability of our Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further stockholder action, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our Board of Directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our Board of Directors to issue preferred stock without further stockholder action could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contests, even if favorable to the interests of stockholders, and could depress the market price of our common stock. In addition, our bylaws may be amended by action of the board of directors, which could have further anti-takeover effects, and which could limit the price investors would be willing to pay in the future for shares of our common stock.

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Registration Rights

Representative’s Warrants

Upon completion of this offering, we have agreed to issue to the representative of the underwriter as compensation warrants to purchase up to        shares of common stock (5% of the aggregate number of shares of common stock sold in this offering inclusive of the over-allotment option, or the representative’s warrants). The representative’s warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four and one half year period commencing 180 days following the commencement of sales of the securities issued in this offering.

Until such time as the representative’s warrants or the shares of common stock issuable upon exercise of the representative’s warrants can be sold pursuant to Rule 144 without volume restrictions, the representative’s warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights). The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Listing

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “      .”

Transfer Agent

The transfer agent for our securities is       , whose address is       , and whose telephone number is       .

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (IRS), all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	partnerships or other pass-through entities (entities or arrangements treated as partnerships for U.S. federal income tax purposes and investors therein);

●	“controlled foreign corporations”;

●	“passive foreign investment companies”;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

●	tax-exempt organizations and governmental organizations;

●	tax-qualified retirement plans;

●	persons who hold or acquire our common stock through the exercise of an option or otherwise as compensation;

●	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	persons subject to the alternative minimum tax;

●	persons subject to special tax accounting rules under Section 451(b) of the Code;

●	persons that own or have owned, actually or constructively, more than 5% of our common stock;

●	persons who have elected to mark securities to market; and

●	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

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If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. holder” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. holder is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we do not anticipate declaring or paying, in the foreseeable future, any cash distributions on our capital stock. However, if we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “ —Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. In the case of a non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of the tax treaty, dividends will be treated as paid to the entity or to those holding an interest in the entity. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

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If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock, unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

●	our common stock constitutes a “United States real property interest” (USRPI) by reason of our status as a United States real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our USRPIs interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

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Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the distributions on our common stock paid to such holder and any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, otherwise establishes an exemption, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. The U.S. Treasury Department has released proposed regulations under FATCA providing for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of our common stock. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA will not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of shares of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares are currently available for sale due to contractual and legal restrictions on resale. Nonetheless, sales of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital in the future.

Based on the number of shares outstanding as of       , upon the closing of this offering,        shares of common stock will be outstanding, assuming no exercise of outstanding options or warrants and no exercise of the underwriters’ option to purchase additional shares. Of the outstanding shares, all of the shares of common stock sold in this offering (including pursuant to the underwriters’ exercise of their option to purchase additional shares) will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities, as that term is defined in Rule 144 under the Securities Act or are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the Securities and Exchange Commission under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

● 1% of the number of shares of our common stock then outstanding, which will equal approximately        shares immediately after the closing of this offering based on the number of shares of our common stock outstanding as of        and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock; or

● the average weekly trading volume of our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

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Lock-Up Agreements

All of our directors and executive officers are subject to lock-up agreements that, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of twelve (12) months from the date of this prospectus without the prior written consent of ThinkEquity LLC. All of our other existing stockholders are subject to lock-up agreements or market standoff provisions that, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of six (6) months from the date of this prospectus without the prior written consent of ThinkEquity LLC. See the section of this prospectus titled “Underwriting.”

Rule 701

Rule 701, as in effect on the date of this prospectus, permits resale of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of the employees, executive officers or officers who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.

Registration Rights

Representative’s Warrants

Upon completion of this offering, we have agreed to issue to the representative as compensation warrants to purchase up to          shares of common stock (5% of the aggregate number of shares of common stock sold in this offering inclusive of the over-allotment option, or the representative’s warrants). The representative’s warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four and one half year period commencing 180 days following the commencement of sales of the securities issued in this offering.

Until such time as the representative’s warrants or the shares of common stock issuable upon exercise of the representative’s warrants can be sold pursuant to Rule 144 without volume restrictions, the representative’s warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights). The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

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UNDERWRITING

ThinkEquity LLC is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
ThinkEquity LLC
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares of common stock are taken, other than those shares of common stock covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted a 30-day option to the representative of the underwriters to purchase up to                 additional shares of our common stock at a public offering price of $                per share, solely to cover over-allotments, if any. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover sales of shares of common stock by the underwriters in excess of the total number of shares of common stock set forth in the table above. If any of these additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Discounts, Commissions and Reimbursement

The underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. If all of the shares of common stock offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$

(1)	The non-accountable expense allowance will not be payable with respect to the representative’s exercise of the over-allotment option, if any.

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We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received at the completion of the offering. The non-accountable expense allowance of 1% is not payable with respect to any shares sold upon exercise of the representative’s over-allotment option. We have paid an expense deposit of $35,000 to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the representative’s expenses relating to the offering, including (i) all filing fees and communication expenses relating to the registration of the shares of common stock to be sold in the offering (including the shares subject to the representative’s over-allotment option) with the SEC; (ii) all filing fees and expenses associated with the review of the offering by FINRA in an amount not to exceed $15,000; (iii) all fees and expenses relating to the listing of the share of our common stock to be sold in the offering (including the shares of common stock issuable upon exercise of the representative’s warrant) on the Nasdaq Capital Market, or such other national securities exchange on which our common stock may be listed, including any fees charges by The Depository Trust for new securities; (iv) all fees, expenses and disbursements relating to background checks of our officers, directors and related entities in an amount not to exceed $15,000 in the aggregate; (v) all fees, expenses and disbursements relating to the registration or qualification of the shares of our common stock under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate; (vi) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares of our common stock under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (vii) the costs of all mailing and printing of the underwriting documents (including, without limitation, the underwriting agreement, any blue sky surveys and, if appropriate, any agreement among underwriters, selected dealers’ agreement, underwriters’ questionnaire and power of attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (viii) the costs and expenses of a public relations firm; (ix) the costs of preparing, printing and delivering certificates representing the common stock in the event that we determine to deliver certificated shares of common stock; (x) fees and expenses of the transfer agent for the shares of common stock; (xi) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from us to the underwriters; (xii) the costs associated with commemorative mementos and Lucite tombstones, each of which we or our designee will provide within a reasonable time after the closing of this offering in such quantities as the representative may reasonably request, in an amount not to exceed $3,000 in the aggregate; (xiii) the fees and expenses of our accountants; (xiv) the fees and expenses of our legal counsel and other agents and representatives; (xv) the fees and expenses of the underwriter’s legal counsel, not to exceed $125,000; (xvi) the $29,500 cost associated with the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for the offering; and (xvii) up to $30,000 of the underwriters’ actual accountable “road show,” market making and trading, and clearing firm settlement expenses for the offering.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $                      .

Representative’s Warrants

Upon completion of this offering, we have agreed to issue to the representative as compensation warrants to purchase up to                shares of common stock (5% of the aggregate number of shares of common stock sold in this offering inclusive of the over-allotment option, or the representative’s warrants). The representative’s warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four and one half year period commencing 180 days following the commencement of sales of the securities issued in this offering.

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The representative’s warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days following the commencement of sales of the securities issued in this offering. In addition, until such time as the representative’s warrants or the shares of common stock issuable upon exercise of the representative’s warrants can be sold pursuant to Rule 144 without volume restrictions, the representative’s warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights). The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and certain stockholders, have agreed, without the prior written consent of the representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of twelve months in the case of our executive officers and directors, and six months in the case of us and certain existing stockholders, after the closing date of this offering. In addition, we have agreed for a period of twelve months from the closing date of this offering not to directly or indirectly in any “at-the-market” or continuous equity offering or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for share of our capital stock, without the prior written consent of the representative.

Right of First Refusal

Until 18 months from the closing date of this offering, the representative will have an irrevocable right of first refusal, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 18 month period for us, or any successor to our Company or any subsidiary of our Company, on terms and conditions customary to the representative. The representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which they have discretionary authority.

National Exchange Listing

We intend to apply to have our common stock approved for listing on the Nasdaq Capital Market under the symbol “      .” No assurance can be given that our listing application will be approved. The completion of this offering is contingent upon the successful listing of our common stock on the Nasdaq Capital Market or another national securities exchange.

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

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Other Relationships

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters or their affiliates may engage in passive market making transactions in our common stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares of common stock, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

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Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common stock has been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

●	to legal entities which are qualified investors as defined under the Prospectus Regulation;

●	by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

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Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

Hong Kong

Neither the information in this document nor any other document relating to the offer has been delivered for registration to the Registrar of Companies in Hong Kong, and its contents have not been reviewed or approved by any regulatory authority in Hong Kong, nor have we been authorized by the Securities and Futures Commission in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered by or on behalf of our company, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. No document may be distributed, published or reproduced (in whole or in part), disclosed by or to any other person in Hong Kong or to any person to whom the offer of sale of the shares would be a breach of the CO or SFO.

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LEGAL MATTERS

The validity of the shares of the common stock offered by this prospectus will be passed upon for us by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing us with respect to this offering beneficially owned        shares of our common stock as of the date of this prospectus. The underwriters are being represented by Blank Rome LLP, New York, New York.

EXPERTS

The balance sheet of Hesperos, Inc. as of December 31, 2020, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2020 have been audited by MSL, P.A., independent registered public accounting firm, as stated in its report which is incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on the report of said firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

We also maintain a website at www.hesperosinc.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

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HESPEROS, INC.

INDEX TO FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Hesperos, Inc.

Orlando, Florida

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Hesperos, Inc. (the “Company”) as of December 31, 2020, and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As a part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ MSL, P.A.

Orlando, Florida

February 14, 2022

F-2

HESPEROS, INC.

BALANCE SHEET

DECEMBER 31, 2020

ASSETS
Current Assets
Cash and cash equivalents	$113,104
Accounts and grants receivable	600,953
Prepaid expenses and other current assets	76,956
Total Current Assets	791,013

Noncurrent Assets
Property and equipment, net	1,962,549
Intangible assets, net	79,999
Operating right-of-use asset, net	1,496,579
Other assets	372,740
Total Noncurrent Assets	3,911,867

TOTAL ASSETS	$4,702,880

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$416,248
Payroll liabilities and other current liabilities	2,479
Accrued expenses	16,667
Operating lease liability – current portion	161,468
Notes payable and finance lease obligations – current portion	484,634
Notes payable – related party – current portion	66,656
Deferred revenue	277,178
Total Current Liabilities	1,425,330

Long-Term Liabilities
Notes payable and finance lease obligations – net of current portion	1,353,018
Notes payable – related party – net of current portion	153,115
Operating lease liability – net of current portion	1,377,532
Total Long-Term Liabilities	2,883,665
TOTAL LIABILITIES	4,308,995

Commitments and Contingencies

Stockholders’ Equity
Common Stock - Par Value $.001 - 10,000,000 Shares Authorized, 8,942,965 Shares Issued and Outstanding as of December 31, 2020	8,943
Additional Paid-In Capital	974,158
Accumulated Deficit	(589,216)
TOTAL STOCKHOLDERS’ EQUITY	393,885

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,702,880

The accompanying notes are an integral part of these financial statements

F-3

HESPEROS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES
Grant revenue	$4,754,641
Commercial revenue	487,735
Total Revenues	5,242,376

Cost of Revenues	3,748,360

Gross Profit	1,494,016

Operating Expenses
General and administrative	1,576,718
Total Operating Expenses	1,576,718

Loss from Operations	(82,702)

Other Income (Expense)
Other income	17,419
Forgiveness of notes payable – PPP loan	244,800
Interest expense	(114,804)
Total Other Income (Expense), Net	147,415

Net Income	$64,713

The accompanying notes are an integral part of these financial statements

F-4

HESPEROS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity

BALANCE AT DECEMBER 31, 2019	8,918,865	$8,919	$935,146	$(653,929)	$290,136

Stock-based compensation -restricted stock units	-	-	39,036	-	39,036

Restricted stock units issued to common stock	24,100	24	(24)	-	-

Net income	-	-	-	64,713	64,713

BALANCE AT DECEMBER 31, 2020	8,942,965	$8,943	$974,158	$(589,216)	$393,885

The accompanying notes are an integral part of these financial statements

F-5

HESPEROS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$64,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	439,825
Stock-based compensation – restricted stock units	39,036
Non-cash lease expense	23,665
Changes in operating assets and liabilities:
Accounts and grants receivable	(171,912)
Prepaid expenses and other current assets	(59,018)
Other assets	2,000
Accounts payable	(248,140)
Deferred revenue	84,471
Accrued expenses	12,473
Payroll liabilities and other current liabilities	(4,181)

NET CASH PROVIDED BY OPERATING ACTIVITIES	182,932

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(6,211)

NET CASH USED IN INVESTING ACTIVITIES	(6,211)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	150,000
Repayments of notes payable	(177,672)
Proceeds from related party notes payable	80,000
Repayments of related party notes payable	(151,514)
Repayments of finance lease obligations	(207,729)

NET CASH USED IN FINANCING ACTIVITIES	(306,915)

NET DECREASE IN CASH	(130,194)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	243,298

CASH AND CASH EQUIVALENTS - END OF YEAR	$113,104

Supplemental Disclosure of Cash and Non-cash Transactions:
Cash paid for interest	$92,239
Acquisition of financed asset	$39,293
Finance lease Obligations	$80,648

The accompanying notes are an integral part of these financial statements

F-6

Note 1 – Nature of Business, Basis of Presentation, and Liquidity

Nature of Operations – Hesperos, Inc. (“the Company”), operating as a Contract Research Organization (“CRO”), provides safety and efficacy testing of chemicals and novel therapeutics for the pharmaceutical, cosmetic, and food industries for drug discovery and development using its Human-on-a-Chip® multi-organ, microphysiological system. The Company was first organized as a limited liability company in 2000 under the general laws of the State of Delaware and was incorporated as a Delaware corporation in 2015.

Basis of presentation – The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Liquidity – As of December 31, 2020, the Company’s reported cash balance was approximately $113,000, current assets were approximately $791,000, while current liabilities were approximately $1,425,000. As of December 31, 2020, the Company had a working capital deficit of approximately $634,000 and stockholders’ equity of $394,000. For the year ended December 31, 2020, the Company reported net income of approximately $65,000 and cash flows from operations of $183,000.

Since inception, the Company has been engaged in organizational activities, including raising capital, and research and development activities. The Company generates revenues primarily from grants. The Company has limited profitable operations and generated minimal cash flow from operations. There is no assurance that profitable operations, if achieved, could be sustained on a continuing basis. Further, the Company’s future operations are dependent on the success of the Company’s efforts to raise additional capital, its research and commercialization efforts, regulatory approvals, and ultimately the market acceptance of the Company’s products. These financial statements do not include adjustments that may result from the outcome of these uncertainties.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could vary from those estimates.

Cash and cash equivalents – The Company considers cash to consist of cash on hand and temporary investments having an original maturity of 90 days or less that are readily convertible into cash.

Accounts and grants receivable – Accounts and grants receivable include amounts due from customers, granting institutions and others. The amounts as of December 31, 2020 are certain to be collected and no amount has been accrued for doubtful accounts based on specific reviews performed by management.

Accounts and grants receivable by source as of December 31, 2020 is summarized as follows:

December 31, 2020
National Institute of Health – Grants	$373,319
University of Central Florida – Grant	153,852
Commercial customers	73,782
Total accounts and grants receivable	$600,953

F-7

Property and Equipment – property and equipment, including improvements that extend useful lives, are carried at cost, while maintenance and repairs are charged to operations as incurred. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the original term of the lease. Depreciation expense is recorded in cost of revenues on the statement of operations as the assets are primarily related to the company’s research programs. Expenditures for maintenance and repairs are expensed as incurred.

Useful Life (in years)
Research and lab equipment	5
Computer equipment	3
Office equipment and furniture	5
Finance lease assets	Lease term
Leasehold improvements	Shorter of the useful life or the lease term

Intangible Assets – The Company has patent license agreements with the University of Central Florida (UCF) and Cornell University. The UCF patent license agreement grants the Company exclusive rights on Dr. Hickman’s, Chief Scientist, existing patents with options for any future patent rights. The patent rights were valued at $123,500 at the conception of the agreement in October 2015 and were exchanged for common stock of the Company. Through December 31, 2020, UCF owns a 2.81% ownership of the Company and owns 281,250 common shares valued at $0.44 a share. This agreement constitutes the majority of the IP position of the Company while the non-exclusive patent license agreement with Cornell University adds one additional patent. Additionally, the Company has three issued trademarks covering the company name and its’ Human-on-a-Chip system. Costs related to the patent license agreement with Cornell University and the Company’s trademarks were not material and were expensed as incurred prior to 2020.

Impairment of Long-Lived Assets – The Company evaluates long-lived assets for impairment, including property and equipment and intangible assets, when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Upon the occurrence of a triggering event, the asset is reviewed to assess whether the estimated undiscounted cash flows expected from the use of the asset plus the residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, the asset is written down to the estimated fair value. Any resulting impairment loss is reflected on the statement of operations. There was no impairment of long-lived assets during the year ended December 31, 2020.

Deferred Revenue – During 2020, the Company received grant funds to fund research being conducted by the Company that do not require the meeting of milestones for payment. The grant funds were received from customers noted below and are cost reimbursable. For the year ended December 31, 2020, the Company earned and recognized revenue pertaining to these grants. The unearned portion of these grants, which will be recognized as income in future years, has been presented as deferred revenue in the accompanying balance sheet.

Deferred revenue as of December 31, 2020 is summarized as follows:

December 31, 2020
National Center for Advancing Translational Sciences	$68,154
National Institute of Health - Grants	199,887
Phoenix – Biotech	9,137
Total Deferred Income	$277,178

Deferred Financing Costs – The Company has recorded deferred financing costs as a result of fees incurred by the Company in conjunction with its debt financing activities. These costs are amortized to interest expense using the straight-line method which approximates the interest rate method over the term of the related debt. As of December 31, 2020, unamortized deferred financing costs were approximately $4,000 and are netted against the related debt.

F-8

Leases – The Company recognizes leases in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 842, “Leases” (“ASC 842” or “ASU 2016-12”). This standard provides enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet for most leases. Expenses associated with leases are recognized as a single lease expense, generally on a straight-line basis.

The Company is the lessee in a contract when the Company obtains the right to use an asset. The Company currently leases office space for its operating facility under a non-cancelable operating lease agreement. When applicable, consideration in a contract is allocated between lease and non-lease components. Lease payments are discounted using the implicit discount rate in the lease. If the implicit discount rate for the lease cannot be readily determined, the Company uses an estimate of its incremental borrowing rate. Assets obtained under finance leases are included in property and equipment and related lease liabilities are included in notes payable on the balance sheet. Amortization of the right-of-use asset is recorded in cost of revenues and an implied interest component is recorded in interest expense. Assets obtained under operating leases are included in the line items right-of-use asset, and related operating lease liability is included in operating lease liability - current portion, and operating lease liability - net of current portion in the balance sheet. Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease liability represents the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the balance sheet and are expensed on a straight-line basis over the lease term in the statement of operations. The Company determines a lease’s term by agreement with lessor and includes lease extension options and variable lease payments when option and/or variable payments are reasonably certain of being exercised or paid.

Revenue Recognition – The Company recognizes revenue in accordance with FASB, Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, which establishes a single and comprehensive framework on how much revenue is to be recognized, and when. The core principle is that a vendor should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the vendor expects to be entitled in exchange for those goods or services. Revenue will be recognized by a vendor when control over the goods or services is transferred to the customer. The application of the core principle in ASC 606 is carried out in five steps: Step 1 – Identify the contract with a customer: a contract is defined as an agreement (including oral and implied), between two or more parties, that creates enforceable rights and obligations and sets out the criteria for each of those rights and obligations. The contract needs to have commercial substance and it is probable that the entity will collect the consideration to which it will be entitled. Step 2 – Identify the performance obligations in the contract: a performance obligation in a contract is a promise (including implicit) to transfer a good or service to the customer. Each performance obligation should be capable of being distinct and is separately identifiable in the contract. Step 3 – Determine the transaction price: transaction price is the amount of consideration that the entity can be entitled to, in exchange for transferring the promised goods and services to a customer, excluding amounts collected on behalf of third parties. Step 4 – Allocate the transaction price to the performance obligations in the contract: for a contract that has more than one performance obligation, the entity will allocate the transaction price to each performance obligation separately, in exchange for satisfying each performance obligation. The acceptable methods of allocating the transaction price include adjusted market assessment approach, expected cost plus a margin approach, and, the residual approach in limited circumstances. Discounts given should be allocated proportionately to all performance obligations unless certain criteria are met and reallocation of changes in standalone selling prices after inception is not permitted. Step 5 – Recognize revenue as and when the entity satisfies a performance obligation: the entity should recognize revenue at a point in time, except if it meets any of the three criteria, which will require recognition of revenue over time: the entity’s performance creates or enhances an asset controlled by the customer, the customer simultaneously receives and consumes the benefit of the entity’s performance as the entity performs, and the entity does not create an asset that has an alternative use to the entity and the entity has the right to be paid for performance to date.

The Company recognizes revenue when (i) evidence of an arrangement exists, (ii) fees are fixed and determinable, (iii) services have been delivered, and (iv) collectability is reasonably assured. The Company currently generates revenue primarily from government grants and a few commercial contracts. Government grants are agreements that provide the Company with payments for certain types of expenditures in return for research and development activities over a contractually defined period. The Company recognizes revenue when performance obligations related to respective revenue streams are met. For Grant Revenue, the Company considers the performance obligation met when the grant related expenses are incurred, or supplies and materials are received, provided that the applicable conditions under the government grants have been met. For Contract Research Services Revenue, the Company considers the performance obligation met when the contractual obligation and / or statement of work has been satisfied. Costs of the contract’s revenue are recorded as cost of revenues in the Company’s statement of operations.

F-9

Revenue by source, for the year ended December 31, 2020:

December 31, 2020
Grant Revenue
National Institute of Health	$4,244,254
University of Central Florida	402,363
National Center for Advancing Translational Sciences	108,024

Total Grant Revenue	4,754,641

Commercial Revenue
Loreal	23,958
Ono	57,371
Tabula Rasa Healthcare	334,410
Bill & Melinda Gates Foundation	60,614
Japan Tobacco, Inc	8,018
Phoenix Biotech	3,364

Total Commercial Revenue	487,735

Total Revenues	$5,242,376

Concentrations of credit risk – Financial instruments which potentially subject the Company to credit risks consist primarily of cash and cash equivalents, and accounts and grants receivable. Cash and cash equivalents are held in United States financial institutions. At times such amounts may exceed federally insured limits.

The credit risk for revenue is concentrated because the Company received approximately 81% of its revenue from the National Institute of Health grants during the year ended December 31, 2020.

Income Taxes – The financial statements have been prepared in conformity with FASB Accounting Standards Codification 740 (FASB ASC 740), Income Taxes. In accordance with FASB ASC 740, deferred taxes are provided based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates expected to be applied when temporary differences are settled or realized.

The Company did not have any material uncertain tax positions. The Company’s policy is to recognize interest and penalties accrued related to unrecognized benefits as a component of income tax expense (benefit). The Company did not recognize any interest or penalties during the year ended December 31, 2020, nor did it have any interest or penalties accrued as of December 31, 2020.

Equity-based compensation – The Company accounts for equity-based compensation expense by the measurement and recognition of compensation expense for restricted stock unit-based awards based on estimated fair values on the date of the grant.

The restricted stock units granted have a five-year vesting schedule, with 40% vesting after two years, and 20% vesting yearly after that. As the Company’s units do not trade on an active market, the value of the restricted stock units is estimated on the value of common stock at the time of grants, which is determined using an independent appraisal.

F-10

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”), which requires the measurement of expected credit losses for financial instruments carried at amortized cost, such as accounts receivable, held at the reporting date based on historical experience, current conditions and reasonable forecasts. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financing Instruments—Credit Losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. On November 15, 2019, the FASB delayed the effective date of FASB ASC Topic 326 for certain small public companies and other private companies. As amended, the effective date of ASC Topic 326 was delayed until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition. The Company does not currently believe the adoption of this standard will have a significant impact on its financial statements, given its history of minimal bad debt expense relating to trade accounts receivable.

In October 2021, the FASB issued ASU 2021-07—Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards. The measurement objective in Topic 718 for share-based awards is fair value based, and the current price input is measured at fair value. This input is used in determining an award’s fair value. The practical expedient in this Update allows a non-public entity to determine the current price of a share underlying an equity classified share-based award using the reasonable application of a reasonable valuation method. The practical expedient in this Update is effective prospectively for all qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application, including application in an interim period, is permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021. The Company is currently evaluating the impact of adopting this guidance.

In November 2021, the Financial Accounting Standards Board issued ASU 2021-10, “Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance,” which requires annual disclosures that increase the transparency of transactions involving government assistance, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The amendments in this update are effective for all entities within the ASU’s scope for financial statements issued for annual periods beginning after December 15, 2021. This ASU will be effective for the Company in the first quarter of fiscal year 2023. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this update on its financial statements.

Except as noted above, the guidance issued by the FASB during the current year is not expected to have a material effect on the company’s financial statements. A variety of proposed or otherwise potential accounting standards are currently under consideration by standard setting organizations and regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, management has not yet determined the effect if any that the implementation of such proposed standards would have on the company’s financial statements.

F-11

Note 3 – Property and Equipment:

Property and equipment consisted of the following at December 31, 2020:

December 31, 2020
Research & lab equipment	$476,521
Computer equipment	16,786
Office furniture and fixtures	48,353
Leasehold improvements	536,893
Finance lease equipment	1,722,199
Total	2,800,752
Less accumulated depreciation and amortization	(838,203)
Property and Equipment, net	$1,962,549

Depreciation expense approximated $433,000 for the year ended December 31, 2020.

Assets held under financed lease obligations are depreciated over the shorter of their related lease terms or their estimated productive lives. Depreciation of assets under finance leases is included in depreciation expense for 2021. Accumulated depreciation on these assets was approximately $361,000 as of December 31, 2020.

Note 4 – Intangible Assets, net:

Intangible assets as of December 31, 2020 are summarized as follows:

December 31, 2020
License agreements	$123,750
Less accumulated amortization	(43,751)
Intangible assets, net	$79,999

Amortization expense approximated $7,000 for the year ended December 31, 2020.

Note 5 – Other Assets:

Other assets consists of security deposits and a lease guarantee, which was a deposit paid in 2019 upon moving into the current office space, and is to be paid back to the Company in $75,000 annual installments beginning in 2021.

Significant components of other assets as of December 31, 2020 were as follows:

December 31, 2020
Lease guarantee	$300,000
Security deposit	72,740
Other assets	$372,740

Note 6 – Leases

The Company has operating and finance leases for leased office and equipment leases. The Company leases certain machinery and equipment under finance leases with various expiration dates from June 15, 2023 through May 1, 2025 and leases its corporate office under an operating lease which expires on February 1, 2028.

F-12

Operating Lease of Corporate Office

ASU 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. The standard requires a lessee to record a right-of-use asset and a corresponding lease liability at the inception of the lease, initially measured at the present value of the lease payments. The Company’s operating lease consists of office space.

Operating lease expense for the year ended December 31, 2020 was approximately $252,000.

As of December 31, 2020, the right-of-use asset and lease liability for the operating lease are summarized as follows:

Operating right-of-use asset	$1,496,579
Lease liability (current and long-term)	$(1,539,000)

As of December 31, 2020, the weighted average remaining lease term for the operating lease is 7.17 years. The weighted average discount rate for the operating lease is 5.00%.

Future minimum payments under the operating lease on December 31, 2020 are as follows:

Year ending December 31,	Operating Lease Obligations
2021	$234,789
2022	241,821
2023	249,039
2024	256,489
2025	264,219
Thereafter	599,592
Total undiscounted operating lease payments	1,845,949
Less: Imputed interest	(306,949)
Present value of operating lease liability	$1,539,000

Note 7 – Notes Payable, Related Party Notes Payable, and Finance Lease Obligations

Notes payable, related party notes payable and finance lease obligations as of December 31, 2020 consist of the following:

December 31, 2020
Notes payable – related party	$219,771
Note payable – financed asset – equipment, net of deferred financing costs	35,698
Finance lease obligations	1,491,592
Loan Payable - financed assets – leasehold improvements	160,362
Economic Injury Disaster Loan	150,000
Subtotal	2,057,423
Less: Current portion of notes payable, related party notes payable and finance lease obligations	(551,290)
Notes payable, related party notes payable and finance lease obligations, net of current portion	$1,506,133

F-13

Notes payable – related party

During the year ended December 31, 2015, the Company entered a promissory note with the Company’s Chief Scientist to borrow $180,000. Interest accrues at 3.00% per annum. The promissory note has been paid in full in 2020.

During the year ended December 31, 2019, the Company entered a promissory note with the Company’s Chief Scientist to borrow $150,000. Interest accrues at 4.00% per annum. $75,000 is due upon receipt of initial refund from the Company’s landlord, and the remaining balance is due on December 31, 2022.

During the year ended December 31, 2020, the Company entered a promissory note with the Company’s Chief Scientist to borrow $80,000. Interest accrues at 3.00% per annum. Monthly payments begin ninety days after issuance. The balance is due to be paid in full by the maturity date of December 31, 2022.

The related party notes’ obligation totaled $219,771 as of December 31, 2020.

Note payable – financed asset – equipment, net of deferred financing costs

The Company financed the 2020 acquisition of certain research equipment with a third-party note. This note allows the Company to borrow up to a balance of $130,975, to be delivered in installments as equipment installation milestones are met. As of December 31, 2020, the Company received a total of $39,293. The loan obligation, net of deferred financing costs, totaled $35,698 as of December 31, 2020 and bears interest at 3.85% per annum. Payments will begin upon completion of the final milestone and the maturity date will be sixty months after the final milestone is complete.

Finance leases obligations

The Company currently has finance lease obligations for research equipment with interest rates between 6.20% and 6.50%. Monthly payments range from $306 to $7,860. All leases have a term between three and six years. The finance leases obligations totaled $1,491,592 as of December 31, 2020. All finance lease obligations are guaranteed by Dr. James Hickman, Chief Scientist.

Note payable – financed asset – leasehold improvements

The Company financed the 2019 acquisition of leasehold improvements with a third-party loan. The loan obligation totaled $160,362 as of December 31, 2020 and bore interest at 8.75% per annum, with a maturity date of August 1, 2021.

Economic Injury Disaster Loan

Entities negatively impacted by the coronavirus (“COVID-19”) pandemic were eligible to apply for loans sponsored by the United States Small Business Administration (“SBA”) Economic Injury Disaster Loan (“EIDL Loan”) program. On July 17, 2020, the Company received cash proceeds of $150,000 under this program. The proceeds can be used to fund payroll, healthcare benefits, rent and other qualifying expenses, and the loan is not subject to a loan forgiveness provision. The standard EIDL Loan repayment terms include interest accruing at 3.75% per annum effective July 17, 2020; the payment schedule contains a one-year deferral period on initial principal and interest payments; the loan term is thirty years; and there is no prepayment penalty or fees. The Company pledged all assets of the Company as collateral for the loan. As of December 31, 2020, the amounts outstanding, including accrued interest of $241, totaled $150,000, and is classified as part of notes payable and finance lease obligations - net of current portion on the December 31, 2020 balance sheet. On January 6, 2021, the SBA announced a one-year extension of the deferral period for loans that commenced in 2020 delaying payments of principal and interest to July 2022.

F-14

Paycheck Protection Program

On April 1, 2020, the Company entered into a loan agreement with a financial institution for a loan of $244,800 pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act enacted on March 27, 2020 (the “CARES Act”). This loan was evidenced by a promissory note dated April 1, 2020 (the “PPP Note”) and had maturity two years from the disbursement date. This loan bore interest at a rate of 1.00% per annum, with the first six months of interest deferred. Principal and interest were payable monthly commencing one year after the disbursement date and could be prepaid by the Company at any time prior to maturity with no prepayment penalties. This loan contained customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan. Upon the occurrence of an event of default, the lender could require immediate repayment of all amounts outstanding under the note. The principal and interest of the loan were repayable in 17 monthly equal installments of $14,593 each. Interest accrued in the first six months is included in the monthly installments. Installments must be paid on the 19th day of each month.

The Company has performed initial calculations for the PPP Note forgiveness according to the terms and conditions of the SBA’s Loan Forgiveness Application and, based on such calculations, expected that the PPP Note would be forgiven in full. In addition, the Company has determined that it is probable the Company will meet all the conditions of the PPP Note forgiveness. As such, the Company has decided that the PPP Note should be accounted for as a government grant which analogizes with International Accounting Standards (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”, however, based on certain interpretations, it is analogous to “probable” in U.S. GAAP under FASB ASC 450-20-20, which is the definition the Company has applied to its expectations of the PPP Note forgiveness. In addition, in accordance with the provisions of IAS 20, government grants shall be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). Therefore, the Company recognized the funding during the periods when qualified expenses were incurred and recorded approximately $245,000 in other income (expense) on the statement of operations for the year ended December 31, 2020.

On March 2, 2021 the Company received notification from the SBA that the PPP Note has been forgiven in its entirety.

Annual maturities of the notes payable, financed assets, related party note payable and finance lease obligations are as follows:

For the year ending	Amount
December 31, 2021	$551,290
December 31, 2022	399,962
December 31, 2023	410,648
December 31, 2024	391,827
December 31, 2025	132,191
Thereafter	175,100
Total	2,061,018
Less: deferred financing costs	(3,595)
Notes payable, related party notes payable and financed lease obligations	$2,057,423

Interest expense for the year ended December 31, 2020 was $114,804.

F-15

Note 8 – Stockholders’ Equity

Common Stock

Through December 31, 2020, out of a total of 10,000,000 authorized shares, the Company issued 8,558,115 shares of common stock to four co-founders. Of those shares, 1,768,783 were issued for cash consideration of $778,265 at a valuation of $0.44 per share. See Note 11 – Related Party Transactions for more information.

Through December 31, 2020, the Company issued 281,250 shares to the University of Central Florida as consideration for a patent license.

Through December 31, 2020, 103,600 shares have been issued to employees, officers, directors, and consultants of the Company under the Company’s Equity Incentive Plan.

At December 31, 2020, James Hickman, Chief Scientist of the Company, owned approximately 78.2% of the common stock of the Company.

Equity Incentive Plan

The Company has an Equity Incentive Plan (“the Plan”) that allows certain employees, officers, directors and consultants of the Company, who provide services to the company, the opportunity to acquire shares of the Company’s common stock. The aggregate number of restricted stock units (“RSU”) that may be issued under the plan is 1,000,000. The RSUs granted have a five-year vesting schedule, with 40% vesting after two years, and 20% vesting yearly after that. Through December 31, 2020, 823,500 RSUs have been granted, 103,600 RSUs have vested and been issued, and 230,600 RSUs have been forfeited. The RSU awards granted have been valued at $236,740. As of December 31, 2020 the Company had 407,100 available for future issuance.

In 2020, the value of RSU awards granted was $69,825.

A summary of RSUs, and the changes during the year ended December 31, 2020 are presented below:

Restricted Stock Unit Awards
Balance, December 31, 2019	517,500
Granted during the period	190,000
Exercised during the period	(24,100)
Terminated/Expired during the period	(194,100)
Balance, December 31, 2020	489,300

Stock-based compensation expense for employees amounted to $39,036 for the year ended December 31, 2020.

As of December 31, 2020, there was $134,451 of unrecognized compensation cost related to non-vested RSU awards, which is to be recognized over the remaining weighted average vesting period of 3.74 years.

Note 9 - Commitments and Contingencies

UCF - License Agreement:

On October 6, 2015, the Company entered into an exclusive license agreement with the University of Central Florida for the use of certain patent rights developed by the Company’s Chief Scientist while employed at UCF. The Company recorded the value of the membership units issued to obtain this license agreement as an intangible asset. The Company may be required to issue UCF up to 5% of the Company’s outstanding equity. 2.5% equity interest was issued immediately. Additionally, UCF receives royalties of the greater of $2,000 per year or 1.5% of the first $10 million net sales. The agreement extends up to the expiration of the last to expire Licensed Patents under the Agreement. On October 30, 2016, per the signed amendment of the Agreement, UCF was issued an additional 0.31% of equity for the exercised options of additional patents.

F-16

Cornell – License Agreement:

On August 31, 2015, the Company entered into a non-exclusive license agreement with Cornell University (“Cornell”) for the use of a patent right, Microfluidic Device, developed by the Company’s Chief Scientist while researching at Cornell. The Company was required to pay Cornell $10,000 over the course of eighteen months as a license issue fee.

COVID-19 pandemic contingencies

The spread of the COVID-19 outbreak in the United States has resulted in economic uncertainties which may negatively impact the Company’s business operations. While the disruption is expected to be temporary, there is uncertainty surrounding the duration and extent of the impact. The impact of the coronavirus outbreak on the financial statements cannot be reasonably estimated at this time.

Adverse events such as health-related concerns about working in our offices, the inability to travel and other matters affecting the general work environment could harm our business and our business strategy. While we do not anticipate any material impact to our business operations as a result of the coronavirus, in the event of a major disruption caused by the outbreak of pandemic diseases such as coronavirus, we may lose the services of our employees or experience system interruptions, which could lead to diminishment of our business operations. Any of the foregoing could harm our business and delay the implementation of our business strategy and we cannot anticipate all the ways in which the current global health crisis and financial market conditions could adversely impact our business.

Management is actively monitoring the global situation on its financial condition, liquidity, operations, industry, and workforce.

Note 10 – Income Taxes:

There was no income tax expense reflected in the results of operations for the years ended December 31, 2020 because the Company incurred a net loss for tax purposes.

As of December 31, 2020, the Company had federal net operating loss (“NOL”) carry forwards of $2,391,000 and state NOL carryforwards of $854,000 which may be used to offset future taxable income. Approximately $663,000 of federal and $387,000 of state NOL’s will begin to expire in 2036 while $1,728,000 of federal NOL’s will be limited to 80% of taxable income but will not expire and $467,000 of state NOL’s will not expire and have no limitation.

The tax effects of temporary differences which give rise to deferred tax assets (liabilities) are summarized as follows:

Deferred tax assets / (liabilities)	December 31, 2020
Net operating loss carryforward	$532,243
Operating lease assets	15,001
Stock-based compensation	3,663
Accrual to cash conversion	(32,523)
Depreciation and amortization	(349,830)
Net deferred tax assets	168,554
Valuation allowance	(168,554)
Net deferred tax assets, net of valuation allowance	$-

F-17

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

Reconciliation of the statutory federal income tax to the Company’s effective income tax rate for the year ended December 31, 2020:

December 31, 2020
Statutory federal income tax rate	21.00%
State tax, net of federal benefit	(10.12)%
Forgiveness of PPP loan	(82.69)%
Other	1.35%
Valuation allowance	70.46%
Effective rate	-

Internal Revenue Code Section 382 limits the ability to utilize net operating losses if a 50% change in ownership occurs over a three-year period. Such limitation of the net operating losses may have occurred, but we have not analyzed it at this time as the deferred tax asset is fully reserved.

On March 27, 2020, the US government signed the CARES Act into law, a $2 trillion relief package to provide support to individuals, businesses, and government organizations during the COVID-19 pandemic. During 2020, $245,000 in PPP relief was received under the CARES Act and was forgiven free of taxation in 2021.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of December 31, 2020, the Company had no unrecognized tax benefits. There were no changes in the Company’s unrecognized tax benefits during the years ended December 31, 2020. The Company did not recognize any interest or penalties during fiscal 2020 related to unrecognized tax benefits.

For the year ended December 31, 2020, the net increase in valuation allowance was $46,000.

Tax years 2018 through 2020 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

Note 11 – Related Party Transactions

At December 31, 2020, Dr. James Hickman, Chief Scientist of the Company, owned approximately 78.2% or 7,820,000 shares of the common stock of the Company.

At December 31, 2020, Dr. Michael Shuler, President of the Company, owned approximately 3.40% or 340,000 shares of the common stock of the Company.

As of December 31, 2020, the Company has outstanding notes with Dr. James Hickman, Chief Scientist. See Note 7.

Dr. Hickman is also a professor at the Nanoscience Technology Center at the University of Central Florida. The University of Central Florida owns 281,250 of the Company’s common stock, received in exchange for a number of patent licensing rights granted by the University of Central Florida for Dr. Hickman’s inventions.

In 2019, Gilberto Villacorta, Corporate Secretary, loaned $100,000 to the Company, which was repaid in full as of January 31, 2020.

F-18

Note 12- Subsequent Events:

The Company has evaluated subsequent events through February 14, 2022, which is the date the financial statements were available to be issued, to ensure that this report includes appropriate disclosure of events both recognized in the December 31, 2020 financial statements and events which have occurred but were not recognized in the financial statements. Except as described below, the Company has concluded that no subsequent events have occurred that requires disclosure.

On March 16, 2021, the Company entered into an additional loan agreement with a financial institution for a loan of $85,800 pursuant to the PPP under the CARES Act. This loan is evidenced by a promissory note dated March 16, 2021 and matures two years from the disbursement date. This loan bears interest at a rate of 1.00% per annum, with the first six months of interest deferred. Principal and interest are payable monthly commencing one year after the disbursement date and may be prepaid by the Company at any time prior to maturity with no prepayment penalties. This loan contains customary events of default relating to, among other things, payment defaults or breaches of the terms of the loan. Upon the occurrence of an event of default, the lender may require immediate repayment of all amounts outstanding under the note. The principal and interest of the loan are repayable in 18 monthly equal installments of $4,829 each. Interest accrued in the first six months is included in the monthly installments. Installments must be paid on the 24th day of each month. On March 2, 2021, the Company received notification from the SBA that the PPP loan has not met forgiveness criteria.

On July 22, 2021, the EIDL amount was increased to $500,000. Installment payments increased to $2,526. There were no additional amendments to the EIDL.

On January 27, 2022, the Company amended and restated its certificate of incorporation to increase the authorized number of shares of common stock to 40 million, and to authorize 10 million of preferred stock. Additionally, on January 27, 2022, the Company adopted the Omnibus Incentive Plan, a stock incentive plan of the Company, under which up to 2,000,000 shares of common stock may be issued.

F-19

          Shares of Common Stock

Hesperos, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

                         , 2022

Through and including                          2022 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Capital Market listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee	$	*
Nasdaq Capital Market listing fee	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Miscellaneous expenses	$	*
Total	$	*

*To be filed by amendment

Item 14. Indemnification of Directors and Officers.

The certificate of incorporation and the by-laws of our Company, each as amended to date, provide that our Company will indemnify, to the fullest extent permitted by the General Corporation Law of the State of Delaware, each person who is or was a director, officer, employee or agent of our Company, or who serves or served any other enterprise or organization at the request of our Company. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to our Company and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to our Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

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Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Chancery Court or the court in which the action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Certificate of Incorporation provides that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

In connection therewith, we have agreed to pay the expenses (including attorneys’ fees) incurred by any such person in defending any such proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of such proceeding shall be made only upon receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified under our Certificate of Incorporation.

In addition, we may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of our Company or, while an employee or agent of our Company, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding. We may pay the expenses (including attorneys’ fees) incurred by an employee or agent in defending any proceeding in advance of its final disposition on such terms and conditions as may be determined by our Board of Directors.

Our Board of Directors may, and expects to following the closing of the offering, to the full extent permitted by applicable law, authorize an appropriate officer or officers to purchase and maintain at the Company’s expense insurance: (a) to indemnify the Company for any obligation which it incurs as a result of the indemnification of directors, officers and employees; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of our Certificate of Incorporation

We have entered into agreements with our directors and executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was a director or officer of our Company or any of our affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our Company’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also establish procedures that will apply if a claim for indemnification arises under the agreements.

The foregoing discussion of our certificate of incorporation, by-laws, indemnification agreements and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, by-laws, indemnification agreements or law.

Reference is made to our undertakings in Item 17 with respect to liabilities arising under the Securities Act.

Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

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Item 15. Recent Sales of Unregistered Securities.

The following summarizes all sales of unregistered securities within the past three years:

Under our Omnibus Incentive Plan, Hesperos granted        shares of restricted stock at an average weighted price of $       per share, since the Omnibus Plan’s inception in January 2022.

The offers, sales, and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants, and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

An underwriter was not involved in the issuance of any of the securities described above.

Item 16. Exhibits and Financial Statements Schedules.

(a) Exhibits. The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statements Schedules. No financial statement schedules are provided because the information called for is not applicable or not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

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EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement (including the form of Lock-Up Agreement)*
3.1	Amended and Restated Certificate of Incorporation of the Registrant, dated January 28, 2022
3.2	Amended and Restated Bylaws of the Registrant
4.1	Specimen Common Stock Certificate of the Registrant*
4.2	Form of Representative’s Warrant*
5.1	Opinion of Foley & Lardner LLP*
10.1	Omnibus Incentive Plan
10.2	Employment Agreement for Rose Ann Scanlon, dated as of December 6, 2021
10.3	Employment Agreement for Michael Shuler, dated as of *
10.4	Employment Agreement for James J. Hickman, dated as of *
10.5	License Agreement by and between us and Cornell University, dated August 31, 2015*
10.6	License Agreement by and between us and the University of Central Florida Research Foundation, dated October 6, 2015 and as subsequently amended*
14.1	Form of Code of Ethics
21.1	Subsidiaries of the Registrant
23.1	Consent of MSL, P.A.
23.2	Consent of Foley & Lardner LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this Registration Statement)
107	Calculation of Filing Fee Tables*

* To be filed by amendment.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida on            , 2022.

HESPEROS, INC.

By:
Rose Ann Scanlon
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Rose Ann Scanlon, James J. Hickman and Gilberto M. Villacorta, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this registration statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement and the Power of Attorney has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	, 2022
Rose Ann Scanlon	(Principal Executive Officer)

	Business Operations Director (Interim	, 2022
Nate Post	Principal Financial and Interim
Accounting Officer)

	Chief Scientist and Chairman of the	, 2022
James J. Hickman	Board of Directors

	President and Director	, 2022
Michael L. Shuler

	Director	, 2022
Antonio Marra

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